| Form 1<br>Page 1<br>Execution Page | U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br><br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION<br>FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE<br>OR EXEMPTION FROM REGISTRATION PURSUANT TO<br>SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY)<br><br>04/10/18 | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

**WARNING:** Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

### INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
### MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION          ☒ AMENDMENT

18002251

1.  State the name of the applicant: <u>Cboe BZX Exchange, Inc.</u>

2.  Provide the applicant's primary street address (Do not use a P.O. Box):
    <u>400 South LaSalle Street</u>
    <u>Chicago, Illinois 60605</u>

3.  Provide the applicant's mailing address (if different):

4.  Provide the business telephone and facsimile number:
    <u>(913) 815-7000</u>                     <u>(913) 815-7119</u>
       (Telephone)                              (Facsimile)

5.  Provide the name, title and telephone number of a contact employee:
    <u>Anders Franzon</u>     <u>SVP, Deputy General Counsel, Cboe BZX Exchange, Inc.</u>     <u>(913) 815-7154</u>
       (Name)                              (Title)                                    (Telephone Number)

6.  Provide the name and address of counsel for the applicant:
    <u>Pat Sexton</u>
    <u>400 S. LaSalle Street</u>
    <u>Chicago, IL 60605</u>

7.  Provide the date that applicant's fiscal year ends: <u>December 31</u>

8.  Indicate legal status of the applicant:   <u>X</u>   Corporation   _____ Sole Partnership   _____ Partnership
                                              _____ Limited Liability Company   _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): <u>11/01/07</u> (b) State/Country of formation: <u>Delaware/United States of America</u>
    (c) Statute under which applicant was organized: <u>General Corporation Law of the State of Delaware</u>

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: <u>04/10/18</u>                                        <u>Cboe BZX Exchange, Inc.</u>
         (MM/DD/YY)                                              (Name of Applicant)
By: _____                          <u>Kyle Murray, Associate General Counsel</u>
         (Signature)                                            (Printed Name and Title)
Subscribed and sworn before me this <u>10th</u> day of <u>April</u>, <u>2018</u> by <u>Bianca Stodden</u>
                                                    (Month)   (Year)        (Notary Public)
My Commission expires <u>08/04/19</u>   County of <u>Johnson</u>   State of <u>Kansas</u>

**This page must always be completed in full with original, manual signature and notarization.**
**Affix notary stamp or seal where applicable.**





April 10, 2018

**Via Federal Express**

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re:  *Cboe BZX Exchange, Inc.*
     *Form 1 Amendment*

Dear Jeanette:

On behalf of Cboe BZX Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)
- Exhibit M (updated to provide a list of firms currently approved as members or other users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits F and M currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray
Assistant General Counsel

Enclosures

## Exhibit F

**Exhibit Request:**

A complete set of all forms pertaining to:

1.    Application for membership, participation or subscription to the entity,

2.    Application for approval as a person associated with a member, participant or subscriber of the entity, and

3.    Any other similar materials.

**Response:**

Attached please find the following documents:

- Service Bureau Information Document, Service Bureau Agreement

- Data Feed Order Form and System Description, U.S. Market Data Policies

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

# Service Bureau Application and Agreements

| SERVICE BUREAU INFORMATION | | | |
|---|---|---|---|
| Firm: | | | |
| Address: | | | |
| City: | | State: | Zip: |

| BUSINESS CONTACT | TECHNICAL CONTACT |
|---|---|
| Name: | Name: |
| Email: | Email: |
| Phone: | Phone: |

| BILLING ADDRESS | | | BILLING CONTACT |
|---|---|---|---|
| Firm: | | | Name: |
| Address: | | | Email: |
| City: | State: | Zip: | Phone: |

## ACCOUNT ADMINISTRATORS

A Service Bureau must designate an Account Administrator who will be authorized to grant permission and user access within the Cboe Customer Web Portal. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per Service Bureau. Account Administrators will be able to grant access to tools within the Customer Web Portal including, but not limited to, historical market data subscriptions, logical port request, modify or delete form, physical connection request form, and invoices and billing files.

| Name: | Title: |
|---|---|
| Email: | Phone: |

| Name: | Title: |
|---|---|
| Email: | Phone: |

## CONNECTIVITY

Which connectivity option will you use? (check one)

☐ Cross Connect*   ☐ Extranet:_____   ☐ VPN (certification only)

What type of connections are you requesting?   ☐ Certification   ☐ Production

*If requesting a cross connect, a Connectivity Services Agreement is also required.

## AUTHORIZATION

This form is governed by all of the terms and conditions set forth in the Service Bureau Application and Agreements. The persons listed above are the only individuals authorized to order or update services at Cboe on behalf of the Service Bureau. Please contact Membership Services at 913.815.7002 or email MembershipServices@cboe.com to add or delete authorized contacts.

Cboe provides a best effort attempt to cancel all open orders from a Member/Service Bureau upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by Cboe will be error free or operate without interruption. By signing below, you agree and acknowledge that Cboe is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the Cboe Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

| Printed Name: | Signature: |
|---|---|
| Title: | Date: |

# Service Bureau Agreement

**1.** This Service Bureau Agreement (this "Agreement") is by and among each of Cboe BZX Exchange, Inc. ("BZX"), Cboe BYX Exchange, Inc. ("BYX"), Cboe EDGA Exchange, Inc. ("EDGA"), Cboe EDGX Exchange, Inc. ("EDGX"), Cboe Exchange, Inc. ("Cboe") and Cboe C2 Exchange, Inc. ("C2" and collectively with BZX, BYX, EDGA, EDGX and Cboe, the "Exchange"), with principal offices at 400 S. LaSalle Street, Chicago, Illinois 60605, the Member or Trading Permit Holder (as applicable) of the Exchange designated below (collectively, "Member"), and the Authorized Service Bureau designated below ("Service Bureau").

**2.** The Service Bureau acknowledges that it is a party to a Service Bureau Port Fee Agreement with the Exchange.

**3.** This Agreement authorizes the Service Bureau to route orders and any modifications thereto to the Exchange on behalf of the Member.

**4.** By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its MPID/EFID entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to the Exchange in error by the Service Bureau.

**5.** The Member understands and agrees that it is its sole responsibility to immediately notify the Exchange in the event that it wishes to terminate this Agreement.

**6.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on not less than 24 hours written notice given by either party to the other.

**7.** This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

**IN WITNESS WHEREOF** THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE OF EXECUTION BY THE EXCHANGE SET FORTH BELOW.

Service Bureau:

Member:

Cboe BZX Exchange, Inc.;
Cboe BYX Exchange, Inc.;
Cboe EDGA Exchange, Inc.;
Cboe EDGX Exchange, Inc.;
Cboe Exchange, Inc.;
Cboe C2 Exchange, Inc.;

_____
*Signature*

_____
*Signature*

_____
*Signature*

_____
*Printed Name*

_____
*Printed Name*

_____
*Printed Name*

_____
*Title (must be an officer)*

_____
*Title (must be an officer)*

_____
*Title (must be an officer)*

_____
*Name of Service Bureau*

_____
*Name of Firm*

_____
*Date*

_____
*Service Bureau Contact*

_____
*Date*

_____
*Email Address of Contact Person*

_____
*MPID or EFID of Member*

This agreement should apply to the Exchanges noted below:

☐ BZX   ☐ BYX   ☐ EDGA   ☐ EDGX   ☐ BZX Options   ☐ EDGX Options   ☐ Cboe   ☐ C2

# Cboe Global Markets
## Exchange Data Order Form and System Description

☐ Initial Form  ☐ Amended Form  ☐ Add/Remove Data Feed Subscription

| DATA RECIPIENT INFORMATION | | |
|---|---|---|
| Company Name: | | Date: |
| Address of Principal Office: | | |
| City: | State: | Zip Code: |

| BILLING ADDRESS | | |
|---|---|---|
| Address of Billing Office: | | |
| City: | State: | Zip Code: |

| BUSINESS CONTACT | BILLING CONTACT* |
|---|---|
| Name: | Name: |
| Title: | Title: |
| Email: | Email: |
| Phone:  Fax: | Phone:  Fax: |

| MARKET DATA ADMINISTRATOR** | TECHNICAL CONTACT |
|---|---|
| Name: | Name: |
| Title: | Title: |
| Email: | Email: |
| Phone:  Fax: | Phone:  Fax: |

*The Billing Contact will be assigned a web log-in to manage the Data Recipient's monthly invoices via the Website.
**The Market Data Administrator will be assigned a web log-in to manage the Data Recipient's monthly usage reporting.

How will you receive Cboe data?
☐ Directly from Cboe or via an Extranet (complete Connectivity Section A)
☐ Through one or more Market Data Vendors (complete Connectivity Section B)
☐ Both (complete Connectivity Sections A and B)

| CONNECTIVITY – SECTION A |
|---|

Data Center Location: ☐ Primary – Secaucus  ☐ Secondary – Chicago  ☐ PoP - Weehawken

Connection Type:

☐ New  ☐ Existing

☐ Direct Connection (Co-Lo / Long Haul)  ☐ 1G  ☐ 10G  ☐ Other: _____  Protocol ☐ Multicast  ☐ TCP

☐ Extranet Service Provider

☐ NYSE (SFTI)          ☐ SAVVIS, Inc.
☐ Options-IT           ☐ Other: _____

| CONNECTIVITY – SECTION B |
|---|

Please identify all Vendors through which you will receive Cboe Market Data:

## U.S. Equities

### BZX U.S. Equities Exchange (BZX Equities)

| Data Feed | Add | Remove | Digital Media License*** | Enterprise License*** | Real-Time | Historical | Effective Date |
|---|---|---|---|---|---|---|---|
| BZX Depth (Multicast or TCP) | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |
| BZX Top | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |
| BZX Auctions | ☐ | ☐ | | | ☐ | ☐ | |
| BZX Last Sale | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |
| BZX Book Viewer | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |
| BZX Summary Depth | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |

### BYX U.S. Equities Exchange (BYX Equities)

| Data Feed | Add | Remove | Digital Media License | Enterprise License | Real-Time | Historical | Effective Date |
|---|---|---|---|---|---|---|---|
| BYX Depth | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |
| BYX Top | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |
| BYX Last Sale | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |
| BYX Book Viewer | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |
| BYX Summary Depth | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |

### EDGX U.S. Equities Exchange (EDGX Equities)

| Data Feed | Add | Remove | Digital Media License | Enterprise License | Real-Time | Historical | Effective Date |
|---|---|---|---|---|---|---|---|
| EDGX Depth | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |
| EDGX Depth Attributed | ☐ | ☐ | | | ☐ | | |
| EDGX Top | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |
| EDGX Last Sale | ☐ | ☐ | | ☐ | ☐ | ☐ | |
| EDGX Book Viewer | ☐ | ☐ | | | ☐ | | |
| EDGX Summary Depth | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |

### EDGA U.S. Equities Exchange (EDGA Equities)

| Data Feed | Add | Remove | Digital Media License | Enterprise License | Real-Time | Historical | Effective Date |
|---|---|---|---|---|---|---|---|
| EDGA Depth | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |
| EDGA Top | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |
| EDGA Last Sale | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |
| EDGA Book Viewer | ☐ | ☐ | ☐ | ☐ | ☐ | | |
| EDGA Summary Depth | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |

### Aggregated U.S. Equities Feeds

| Data Feed | Add | Remove | Digital Media License | Enterprise License | Real-Time | Historical | Effective Date |
|---|---|---|---|---|---|---|---|
| Cboe One Summary (Multicast or TCP) | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |
| Cboe One Premium (Multicast or TCP) | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |
| Cboe ETF Implied Liquidity | ☐ | ☐ | | | ☐ | ☐ | |

***Digital Media and Enterprise Licenses apply only to Exchange Top, Last Sale, Book Viewer, Summary Depth, and Cboe One.

## Options

### Cboe Options Exchange (Cboe Options)

| Data Feed | Add | Remove | Display Only License | Enterprise License | Real-Time | Historical | Effective Date |
|---|---|---|---|---|---|---|---|
| Cboe Book Depth | ☐ | ☐ | ☐ | | ☐ | ☐ | |
| Cboe BBO | ☐ | ☐ | ☐ | | ☐ | ☐ | |

## Options (continued)

### Cboe Options Exchange (Cboe Options)

| Data Feed | Add | Remove | Display Only License | Enterprise License | Real-Time | Historical | Effective Date |
|---|---|---|---|---|---|---|---|
| Cboe COB | ☐ | ☐ | ☐ | | ☐ | ☐ | |
| Cboe FLEX | ☐ | ☐ | ☐ | | ☐ | ☐ | |

### C2 Options Exchange (C2 Options)

| Data Feed | Add | Remove | Display Only License | Enterprise License | Real-Time | Historical | Effective Date |
|---|---|---|---|---|---|---|---|
| C2 Book Depth | ☐ | ☐ | ☐ | | ☐ | ☐ | |
| C2 BBO | ☐ | ☐ | ☐ | | ☐ | ☐ | |
| C2 COB | ☐ | ☐ | ☐ | | ☐ | ☐ | |

### BZX Options Exchange (BZX Options)

| Data Feed | Add | Remove | Digital Media License | Enterprise License | Real-Time | Historical | Effective Date |
|---|---|---|---|---|---|---|---|
| BZX Options Depth | ☐ | ☐ | | ☐ | ☐ | ☐ | |
| BZX Options Top | ☐ | ☐ | | | ☐ | ☐ | |

### EDGX Options Exchange (EDGX Options)

| Data Feed | Add | Remove | Digital Media License | Enterprise License | Real-Time | Historical | Effective Date |
|---|---|---|---|---|---|---|---|
| EDGX Options Depth | ☐ | ☐ | | ☐ | ☐ | ☐ | |
| EDGX Options Top | ☐ | ☐ | | | ☐ | ☐ | |
| EDGX Options Auction | ☐ | ☐ | | | ☐ | ☐ | |
| EDGX Options Complex Depth | ☐ | ☐ | | | ☐ | ☐ | |
| EDGX Options Complex Top | ☐ | ☐ | | | ☐ | ☐ | |
| EDGX Options Complex Auction | ☐ | ☐ | | | ☐ | ☐ | |

## Futures

### Cboe Futures Exchange (CFE)

| Data Feed | Add | Remove | Ancillary License**** | Enterprise License***** | Real-Time | Historical | Effective Date |
|---|---|---|---|---|---|---|---|
| CFE Surface Quote | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |
| CFE Book Depth | ☐ | ☐ | ☐ | ☐ | ☐ | ☐ | |

****CFE Ancillary License can include Service Facilitator License, ISV License, News Service License, Television Display License, Spread Bet Contract and CFD License, and Unlimited Bulk Data Feed Distribution. Please identify the license type you are applying for in the System Description below.
*****CFE Enterprise License applies only to Non-Professionals.

## Other

### Non-Exchange Products

| Data Feed | Add | Remove | Digital Media License | Enterprise License | Real-Time | Historical | Effective Date |
|---|---|---|---|---|---|---|---|
| Cboe Crypto Feed Summary | ☐ | ☐ | | | ☐ | | |
| Cboe Crypto Feed Premium | ☐ | ☐ | | | ☐ | | |

## SYSTEM DESCRIPTION

**Please provide a complete description of any/all applicable systems which make use of Cboe data, including the system name(s).**

Name/Version of System which makes use of Cboe Data:

Name/Version of Entitlement System used to control access:

_____     _____

Please provide descriptions of any/all systems which make use of Cboe Data, and applicable Entitlement System(s):

## DISTRIBUTION TYPE

**Internal Distribution:** Will your organization use Cboe data internally?    ☐ Yes  ☐ No

**Affiliates:** Will your organization distribute Cboe data to Affiliates******?    ☐ Yes  ☐ No
    If yes, please complete the Cboe Global Markets List of Affiliates.

    ********Affiliate** shall include any entity that, from time to time, directly or indirectly controls, is controlled by, or is under common control with such party, where control means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

**External Distribution:** Will your organization distribute Cboe data externally?    ☐ Yes  ☐ No
    If yes, which type of External Distribution is your firm applying for?    ☐ Controlled  ☐ Uncontrolled  or  ☐ Both

    Please provide information for any Data Feed Subscribers receiving an Uncontrolled Distribution of Cboe data from your organization in the following section, if applicable. If not currently providing an Uncontrolled Distribution of Cboe data, please skip to the next section.

## DATA FEED SUBSCRIBER INFORMATION

| Company Name: | | Date: |
|---|---|---|
| Address of Principal Office: | | |

| City: | State: | Zip Code: |
|---|---|---|

| BUSINESS CONTACT | TECHNICAL CONTACT |
|---|---|
| Name: | Name: |
| Title: | Title: |
| Email: | Email: |

| Phone: | Fax: | | Fax: |
|---|---|---|---|

## DATA FEED SUBSCRIBER INFORMATION

| Company Name: | | Date: |
|---|---|---|
| Address of Principal Office: | | |

| City: | State: | Zip Code: |
|---|---|---|

| BUSINESS CONTACT | TECHNICAL CONTACT |
|---|---|
| Name: | Name: |
| Title: | Title: |
| Email: | Email: |

| Phone: | Fax: | | Fax: |
|---|---|---|---|

## DATA FROM OPTIONS PRICING REPORTING AUTHORITY (OPRA)

**Dissemination of Cboe Options data is limited to parties who have equivalent access to Consolidated Options Information disseminated by OPRA for the same classes or series of options that are included in the Proprietary Information. Access to consolidated Options Information and access to Proprietary Information are deemed "equivalent" if both kinds of information are equally accessible.**

Indicate whether you currently receive data from OPRA: ☐ Yes ☐ No

If yes, please indicate which vendor provides your OPRA data:_____

I certify that the information provided within the System Description is accurate.

| | |
|---|---|
| _____ | _____ |
| Signature of Data Recipient Authorized Representative | Title |
| | |
| _____ | _____ |
| Printed Name | Date |



Cboe Global Markets
U.S. Market Data Policies

# Table of Contents

# U.S. Market Data Policies

Under the terms of the Cboe Global Markets U.S. Market Data Agreement ("**Data Agreement**") with Cboe Data Services, LLC ("**CDS**"), firms receiving Exchange Data must adhere to these Cboe Global Markets U.S. Market Data Policies (the "**Market Data Policies**"). These Market Data Policies supplement and clarify the Data Agreement and covers the receipt, use, pricing, reporting, and distribution of Exchange Data. Unless otherwise specified, and except in the case of foreign currency trading data, references herein to "Exchange Data" refer to U.S. Exchange Data as defined in the Data Agreement. The Data Agreement governs any conflict with these Market Data Policies.

Pursuant to the Data Agreement, CDS reserves the right to update these Market Data Policies from time to time and will communicate any updates to Data Recipients via email and the Website. All capitalized terms used herein that are not defined below are defined in the Data Agreement or the applicable Fee Schedule.

As of the date of these Market Data Policies, the Exchanges covered by the Data Agreement and these Market Data Policies include the following:

(Cboe Exchange, Inc. ("Cboe Options"), Cboe C2 Exchange, Inc. ("C2"), Cboe Futures Exchange, LLC ("CFE"), Cboe BZX Exchange, Inc. ("BZX"), Cboe BYX Exchange, Inc. ("BYX"), Cboe EDGA Exchange, Inc. ("EDGA"), Cboe EDGX Exchange, Inc. ("EDGX"), Cboe FX Markets, LLC ("Cboe FX"), and Digital Asset Benchmark Administration, LLC ("DABA"))

The Market Data products offered by the following entities require a separate agreement and are not covered under these Market Data Policies:

> ➤ Cboe LiveVol, LLC
> ➤ Cboe Europe Limited

## 1 Definitions

**Controlled Data Distributor** – A Data Recipient that (i) provides Exchange Data to a Data User (either an Internal Subscriber or an External Subscriber) and (ii) controls the entitlements of and display of information to such Data User. If the Data User is either an employee or natural person independent contractor of the Controlled Data Distributor or an employee or natural person independent contractor of an affiliate of the Controlled Data Distributor identified on the List of Affiliates (*i.e.*, an Internal Subscriber), such Controlled Data Distributor is considered to be an "**Internal Controlled Data Distributor**." If the Data User is not an employee or natural person independent contractor of the Controlled Data Distributor or of an affiliate thereof identified on the List of Affiliates (*i.e.*, an External Subscriber), such Controlled Data Distributor is considered to be an "**External Controlled Data Distributor**."

**Data Feed Subscriber** – Any Data User not affiliated with Data Recipient that (a) receives Exchange Data from Data Recipient and (b) for which Data Recipient cannot substantially control Exchange Data for the purposes of reporting usage or qualification.

**Display Usage** – The access to and/or use of Exchange Data by a Data User via a graphical user interface, application or other medium which displays Exchange Data.

**Extranet Service Provider** - A Person that has entered into a Data Agreement and Transmits Exchange Data, via an extranet operated by such Person, to Data Recipients. "Transmit" means to direct Exchange Data to one or more Data Recipients without modification of the content, format or other characteristics of the Exchange Data. An Extranet Service Provider is not authorized to use or process Exchange Data for any purpose.

**Non-Display Usage** – Any method of accessing an Exchange Data product that involves access or use by a machine or automated device without access or use of a display by a natural person or persons.

**Non-Professional Data User** – A "Non-Professional User" is a natural person or qualifying trust that uses Data only for personal purposes and not for any commercial purpose and, for a natural person who works in the United States, is not: (i) registered or qualified in any capacity with the Securities and Exchange Commission, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association; (ii)

engaged as an "investment adviser" as that term is defined in Section 202(a)(11) of the Investment Advisors Act of 1940 (whether or not registered or qualified under that Act); or (iii) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that would require registration or qualification if such functions were performed for an organization not so exempt; or, for a natural person who works outside of the United States, does not perform the same functions as would disqualify such person as a Non-Professional User if he or she worked in the United States.

**Professional Data User** - Any Data User other than a Non-Professional User.

**Service Facilitator** – A Person, other than an Extranet Service Provider, telecommunications provider, or ISV, that facilitates the receipt, dissemination, or other use of Exchange Data on behalf of the Data Recipient in accordance with the terms and conditions of the Data Agreement.

**Uncontrolled Data Distributor** – A Data Recipient that is authorized by CDS to distribute Exchange Data externally to a Data User that is not an affiliate of Data Recipient where the Data Recipient does not control the entitlements of and display of information to such Data User (*i.e.*, a "Data Feed Subscriber").

## 2    Display Requirements

*Attribution*

Each Data Recipient must clearly identify CDS as the source of any Exchange Data through use of the System name, or of the applicable Exchange on applicable displays of Exchange Data. Distributors of Exchange Data to Data Users must provide a prominent attribution message on all displays, including wall boards, tickers, mobile devices, and audio announcements on voice response services. In the case of a ticker, the attribution message should be interspersed with the Exchange Data at least every 90 seconds.

| Quote/Last Sale Information Source | Required Attribution Message |
|---|---|
| BZX Depth, BZX Top, BZX Last Sale, or BZX Summary Depth | Cboe BZX Real-Time Quote, Cboe BZX Real-Time Last Sale or Cboe BZX Real-Time Price |
| BYX Depth, BYX Top, BYX Last Sale, or BYX Summary Depth | Cboe BYX Real-Time Quote, Cboe BYX Real-Time Last Sale or Cboe BYX Real-Time Price |
| EDGX Depth, EDGX Top, EDGX Last Sale, or EDGX Summary Depth | Cboe EDGX Real-Time Quote, Cboe EDGX Real-Time Last Sale or Cboe EDGX Real-Time Price |
| EDGA Depth, EDGA Top, EDGA Last Sale, or EDGA Summary Depth | Cboe EDGA Real-Time Quote, Cboe EDGA Real-Time Last Sale or Cboe EDGA Real-Time Price |
| Cboe One | Cboe One Real-Time Quote, Cboe One Real-Time Last Sale or Cboe One Real-Time Price[1] |
| Cboe ETF Implied Liquidity | Cboe ETF Implied Liquidity Quote |
| Cboe BBO, Cboe Depth, Cboe COB, Cboe CFLEX | Cboe Real-Time Quote, Cboe Real-Time Last Sale, Cboe Real-Time Price, Cboe COB Real-Time Quote, or Cboe CFLEX Real-Time Quote |
| C2 BBO, C2 Depth, C2 COB | C2 Real-Time Quote, C2 Real-Time Last Sale, C2 Real-Time Price, or C2 COB Real-Time Quote |
| CFE Top (Level 1), CFE PITCH (Level 2) | CFE Real-Time Quote, CFE Real-Time Last Sale or CFE Real-Time Price |
| Cboe Crypto Feed | Applicable Market Center Quote, Last Sale, or Price |
| Cboe FX US Depth | Cboe FX US Quote, Cboe FX US Rate |
| Cboe FX London Depth | Cboe FX London Quote, Cboe FX London Rate |

If the Exchange Data is being provided on a delayed basis, the Data Recipient must appropriately notify Data Users that Exchange Data is delayed (*e.g.*, "Data Delayed 15 Minutes") through applicable attribution on the display. Alternatives for Exchange Data time delay notice attribution on displays may be permitted with the prior written approval of CDS if the alternative accurately and

---

[1] Firms that distribute CTA consolidated volume must comply with the <u>CTA Consolidated Volume Policy</u> as provided on the <u>CTA Plan website</u>.

unambiguously describes the duration of the delay of the Exchange Data. Requests for alternative notice text may be made via email to *marketdata@cboe.com*.

Data Recipients that provide options Exchange Data must ensure that their Subscribers have Equivalent access to Consolidated Options Information disseminated by the Options Price Reporting Authority ("**OPRA**"), for those classes or series of options that are included in the Exchange Data for which OPRA also disseminates Consolidated Options Information (for purposes hereof, "Consolidated Options Information" means consolidated last sale reports combined with either consolidated quotation information or the best bid or offer ("BBO") furnished by OPRA, and access to Consolidated Options Information and access to options Exchange Data are deemed "Equivalent" if both kinds of information are equally accessible on the same terminal or work station).

Data Recipients that provide CFE Exchange Data as a News Service Data distribution may only include the Cboe Volatility Index (VX) Futures and/or XBT Futures front-month or front week contracts as part of the display. For purposes of the display, authorized devices of subscribers may include software applications and/or platforms outside of a traditional website.

*Marketing Materials*

Each Data Recipient may use CDS' corporate name, the names of CDS' market data products, and the trademarks set forth in the Brand Standards Manual (available through contacting Market Data Services at *marketdata@cboe.com*) in any marketing, publicity or advertising materials related to the business of the Data Recipient, *provided that* such use is solely for purposes of exercising Data Recipient's rights under the Data Agreement and is in compliance with the guidelines set forth in the Brand Standards Manual.

## 3    Record Retention Requirements

Each Data Recipient must create and maintain for at least 3 years or other timeframe specified in accordance with Regulatory Requirements, whichever is greater, complete and accurate books and records relating to the Data Recipient's performance of its obligations and exercise of its rights under the Data Agreement, including without limitation the receipt, use, display and distribution of Exchange Data and the administration of the Subscriber Agreement or equivalent, if applicable.

## 4    Data Recipient Approval & Notice Requirements

Each Data Recipient that is requesting Exchange Data must complete and submit to CDS the following: (i) Data Agreement (with the exception of Data Feed Subscribers of bulk CFE Exchange Data), (ii) List of Affiliates (if applicable); (iii) Exchange Data Order Form and System Description; and (iv) Service Facilitator List (if applicable). The Exchange Data Order Form and System Description require firms to identify the Exchange Data desired, and the Exchange Data access method, and to provide key contact information as well as a description of any system(s) or service(s) that make use of or distribute Exchange Data internally or externally to Data Users.

Each completed Data Agreement, List of Affiliates, Exchange Data Order Form and System Description, and Service Facilitator List should be emailed to *marketdata@cboe.com* for approval.

Any notice by Data Recipient under the Data Agreement should be directed to CDS at:

Cboe Data Services, LLC
17 State Street, 31st Floor
New York, NY 10004
Attention: Market Data Services
Email: marketdata@cboe.com
Phone: 212-378-8821

With a copy to: legalnotices@cboe.com

## 5    Distribution to Affiliates of Data Recipient

Any Data Recipient that distributes Exchange Data to one or more of its affiliates must complete and submit the List of Affiliates showing the affiliate(s) receiving Exchange Data.

*One or more of the entities (each a "Connected Entity") that is part of the group comprised of the Data Recipient and the affiliates listed on the List of Affiliates (collectively, the "Affiliate Group") is permitted to own connectivity with CDS to receive Exchange Data directly from CDS. Each Connected Entity shall be identified in writing to CDS. Any member of the Affiliate Group that also receives Exchange Data indirectly from another Data Recipient (in addition to a Connected Entity) that is an Uncontrolled Data Distributor is not required to complete and return to CDS a separate Data Agreement and Exchange Data Order Form and System Description. Rather that entity is bound by the same Data Agreement and other relevant documents executed by the applicable member of the Affiliate Group.*

## 6    Uncontrolled Data Distributor Requirements

To become an Uncontrolled Data Distributor, the Data Recipient must describe, using the Exchange Data Order Form and System Description, its plan to distribute Exchange Data externally to any Data Feed Subscriber that is not an affiliate of the Data Recipient.

### Request Process

Uncontrolled Data Distributors are responsible for either (i) directing each prospective Data Feed Subscriber to download the required documents from the Website, or (ii) providing a hard copy of each required document to the prospective Data Feed Subscriber. Required documents include the following:

- ➤ Signed Data Agreement (with the exception of Uncontrolled Data Distributors of bulk CFE Exchange Data to Data Feed Subscribers for Internal Distribution only.)
- ➤ Completed and signed Exchange Data Order Form and System Description
- ➤ Completed and signed List of Affiliates (if applicable)
- ➤ Completed and signed Service Facilitator List (if applicable)

### Approval Process

After the required documents have been completed, the prospective Data Feed Subscriber must submit the required documents to CDS (as described above) for approval. CDS will review the documents and may contact the Data Feed Subscriber directly for additional information. The review of the documents includes, but is not limited to, a review of the intended use of the Exchange Data and the entitlements.

Upon approval, CDS will notify both the Data Feed Subscriber and the Uncontrolled Data Distributor via email. Once approved by CDS, the Uncontrolled Data Distributor is authorized to provide the approved Exchange Data to the Data Feed Subscriber. **A new Data Feed Subscriber may not receive Exchange Data unless and until CDS has specifically approved the distribution of the requested Exchange Data product.** Please note that if an Uncontrolled Data Distributor provides Exchange Data to an unapproved Data Feed Subscriber or releases any Exchange Data prior to CDS' approval, the Uncontrolled Data Distributor is responsible for paying CDS any fees and other charges that would have been assessed such Data Feed Subscriber during the unauthorized time frame had the Data Feed Subscriber and release of Exchange Data to such Data Feed Subscriber been approved.

## 7    Uncontrolled Data Distributor Reporting

CDS requires all Uncontrolled Data Distributors of Exchange Data to submit reports, on a monthly basis, providing firm and Exchange Data details (as described below) for each Data Feed Subscriber receiving the Exchange Data. Each such report must include the following:

- ➤ Each Data Feed Subscriber's name, contact information, and billing address
- ➤ Address at which each Data Feed Subscriber receives the Exchange Data

- Exchange (BZX, BYX, EDGA, EDGX, Cboe Options, C2, CFE, Cboe FX US, Cboe FX London or the applicable product name if the Exchange Data is an aggregate of multiple Exchanges or Systems) and type of Exchange Data subscribed to by each Data Feed Subscriber (e.g., Depth, Top, Last Sale, Summary Depth)
- Authorized Users and Devices for Data Feed Subscribers of bulk CFE Exchange Data.
- The earliest date upon which each Data Feed Subscriber received or will receive such Exchange Data from the Uncontrolled Data Distributor (installation date)
- The last date upon which each Data Feed Subscriber received or will receive such Exchange Data from the Uncontrolled Data Distributor (termination date)

Uncontrolled Data Distributors may report to CDS by entering details directly into the reporting system designated by CDS or via upload files in CSV format. Monthly reporting for the prior month's activity is due on the 15th of the current month (*i.e.*, August 15th is the due date for July reporting).

Unless otherwise provided by CDS, Uncontrolled Data Distributor shall use reasonable efforts to provide such reporting within 15 days of the end of the applicable reporting period. Failure to report within 60 days of the end of the applicable reporting period may result in suspension or termination of provision of Exchange Data to Uncontrolled Data Distributor.

Please contact *marketdata@cboe.com* if you have any questions about reporting requirements. If you are newly reporting to CDS, a user login will be created for you to access the system.

## 8    Controlled Data Distributor Requirements

*Internal Controlled Data Distributors*

Internal Controlled Data Distributors may provide Exchange Data to employees or natural person independent contractors of the Internal Controlled Data Distributor or any affiliate thereof (*i.e.*, Internal Subscribers) identified on a List of Affiliates submitted by the Internal Controlled Data Distributor to CDS.

**Internal Controlled Data Distributors are not required to execute a Subscriber Agreement or equivalent with Internal Subscribers. Only a Data Agreement, List of Affiliates (if applicable) and Exchange Data Order Form and System Description completed by the Internal Controlled Data Distributor is required to be submitted to CDS.**

*External Controlled Data Distributors*

External Controlled Data Distributors must execute a Subscriber Agreement **or equivalent** with each External Subscriber, whether an individual or a firm (except for Trial Users as defined below and Floor Broker Users as defined in the applicable Fee Schedule). CDS will not execute this agreement or equivalent with an External Controlled Data Distributor's customers.

External Controlled Data Distributors must administer Subscriber Agreements to all External Subscribers. If an External Controlled Data Distributor opts not to administer a Subscriber Agreement, then the External Controlled Data Distributor is required to indemnify CDS in the event of a claim by an External Subscriber or otherwise.

External Controlled Data Distributors have four options to administer the Subscriber Agreement **or equivalent**.

| Administration Options for the Subscriber Agreement | |
|---|---|
| 1. Data Recipient Indemnification | Data Recipient administers its own agreement to External Subscribers as an equivalent to the Subscriber Agreement. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required. |
| 2. Incorporation by Reference | Data Recipient adds specific language referring to the Subscriber Agreement into the Data Recipient's own agreement with the External Subscriber. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required. |

| 3. Online Click-Through Subscriber Agreement | Data Recipient offers the agreement via the Internet. Submission of a sample copy of the Data Recipient's agreement, and any amendments thereto, is required. |
|---|---|
| 4. Hard Copy Subscriber Agreement | Data Recipient provides External Subscriber with a paper copy of the Subscriber Agreement. Data Recipient retains executed originals, but does **not** submit the agreement to CDS. |

## Option 1 – Data Recipient Indemnification

Section 12 of the Data Agreement permits External Controlled Data Distributors to choose to indemnify CDS in lieu of administering the Subscriber Agreement to each External Subscriber.

External Controlled Data Distributors that opt for indemnification are required to include certain basic protections and rights in their own legally enforceable Data Recipient customer agreements that ensure CDS is protected to the same extent as if the External Controlled Data Distributors had administered the Subscriber Agreement with each External Subscriber. An External Controlled Data Distributor may then provide the Exchange Data immediately after administering its own customer agreement with the External Subscriber.

External Controlled Data Distributors that opt for indemnification must follow these guidelines:

1. Prior to distributing the Exchange Data, the External Controlled Data Distributor will have in place a legally valid and enforceable Data Recipient customer agreement with the External Subscriber that (i) establishes the rights and obligations of the External Subscriber with respect to Exchange Data provided by the External Controlled Data Distributor, including any limitations on the External Subscriber's right to redistribute the Exchange Data, and (ii) protects the CDS Indemnified Parties (as defined in the Data Agreement) to the same extent as if the External Controlled Data Distributor had presented and the External Subscriber had signed the Subscriber Agreement.

2. In terms of recordkeeping and retention, Data Recipient customer agreements are subject to requirements specified within Section 3 of these Market Data Policies and as specified within the Data Agreement. In the event of a dispute with External Subscriber(s) relating to the Exchange Data, the External Controlled Data Distributor agrees to provide CDS with copies of the relevant Data Recipient customer agreements.

3. External Controlled Data Distributor must indemnify all CDS Indemnified Parties and any third parties against any Claims and Losses relating to the Exchange Data made by an External Subscriber who receives the Exchange Data from the External Controlled Data Distributor (or any person relying upon the Exchange Data received by such External Subscriber) arising from External Controlled Data Distributor's election to distribute Exchange Data to such External Subscriber under a Data Recipient customer agreement rather than under a Subscriber Agreement.

## Option 2 – Incorporation by Reference

In lieu of including the exact language of the Subscriber Agreement in the Data Recipient customer agreement with each Subscriber, External Controlled Data Distributors may choose to incorporate necessary language protecting CDS by referring to the Subscriber Agreement in their own legally valid and enforceable Data Recipient customer agreement, and in addition, providing a copy of the Subscriber Agreement to the Subscriber. Thus, by signing the Data Recipient customer agreement, External Subscribers also assent to necessary Subscriber Agreement terms.

External Controlled Data Distributors that opt for "Incorporation by Reference" must follow these instructions:

1. Include the language below prominently on the signature page of the Data Recipient customer agreement. Prior to including this language in the Data Recipient customer agreement, in the blank provided, insert the term in the Data Recipient customer agreement that refers to the person receiving the information (*i.e.*, customer, account holder, subscriber, member, etc.).

   **By executing this Agreement, _____, (known as "Subscriber" in the Subscriber Agreement) agrees that:**

a.  it has read and agrees to be bound by the Subscriber Agreement, a copy of which is attached hereto;
b.  the Data Recipient/Vendor (i) is not an agent of Cboe Data Services, LLC; (ii) is not authorized to add to or delete any terms or provisions from the Subscriber Agreement; and (iii) is not authorized to modify any provision of the Subscriber Agreement; and
c.  no provision has been added to or deleted from the Subscriber Agreement and that no modifications have been made to it. Both the Subscriber and the person executing on behalf of the Subscriber warrant that the Subscriber is legally able to undertake the obligations set forth therein and the signatory is duly authorized to bind the Subscriber to the Subscriber Agreement.

2.  Provide each External Subscriber with a copy of the Subscriber Agreement at the time of executing the Data Recipient customer agreement.

Once the Data Recipient customer agreement is signed by both the External Subscriber and the External Controlled Data Distributor, and the External Subscriber has been provided a copy of the Subscriber Agreement, CDS considers the External Subscriber to be authorized to receive Exchange Data. Please note that CDS does **not** require External Controlled Data Distributors to submit copies of the executed Data Recipient customer agreements to CDS.

## **Option 3 – Online Click-Through Version of Subscriber Agreement**

External Controlled Data Distributors are permitted to offer an online click-through version of the Subscriber Agreement to each External Subscriber, but if a Subscriber Agreement is not administered properly, the External Controlled Data Distributor must indemnify the CDS Indemnified Parties in the event of any claim.

To offer an online click-through version of the Subscriber Agreement to External Subscribers, copy the full text of the Subscriber Agreement and complete the necessary programming to ensure the External Subscriber can enter the following information:

- ➢  External Subscriber Name
- ➢  Full Name of Person Authorized to Sign the Subscriber Agreement
- ➢  Title of Person Authorized to Sign the Subscriber Agreement
- ➢  Date of execution

The following language must be displayed to the External Subscriber so that the External Subscriber must agree to it by marking the applicable checkbox:

> "ACCEPTED AND AGREED: I, an authorized officer of the Subscriber to which the preceding terms and conditions refer, acknowledge that I have read the preceding terms and conditions of this Agreement, that I understand them, and that I hereby manifest Subscriber's assent to, and Subscriber's agreement to comply with, those terms and conditions by "clicking" on the following box."

Submission of a sample copy of the Data Recipient's click-through Subscriber Agreement, and any amendments thereto to marketdata@cboe.com, is required prior to implementation.

Once these steps have been completed, CDS considers the External Subscriber to be authorized to receive Exchange Data.

## Option 4 – Hard Copy Subscriber Agreement

External Controlled Data Distributors are permitted to enter into a hard copy/paper version of the Subscriber Agreement with each External Subscriber. A copy of the <u>Subscriber Agreement</u> is available on the website. CDS permits External Controlled Data Distributors to accept faxed and scanned copies of the agreement as legal documents.

External Controlled Data Distributors that opt for the hard copy version of the Subscriber Agreement should follow these instructions:

1. Copy the complete text of the Subscriber Agreement into a file containing your company letterhead.

2. Print copies of the Subscriber Agreement for External Subscribers and for your records.

Once the Subscriber Agreement is signed by both the External Subscriber and the External Controlled Data Distributor, and the External Subscriber has been provided an executed copy of the Subscriber Agreement, CDS considers the External Subscriber to be authorized to receive Exchange Data. Please note that CDS does **not** require External Controlled Data Distributors to submit copies of the executed Subscriber Agreement to CDS.

### Notification and Enforcement

Each External Controlled Data Distributor shall (i) enforce each of its External Subscriber's compliance with the terms of the Subscriber Agreement or equivalent agreement; (ii) provide CDS written notice of any violation thereof by an External Subscriber, immediately upon becoming aware of such violation; (iii) provide CDS notice of termination of any Subscriber Agreement, immediately upon receiving or serving notice of such termination; (iv) provide CDS any assistance as CDS may reasonably request in enforcing CDS' rights under any Subscriber Agreement; (v) upon CDS' request, cease providing any Exchange Data to any External Subscriber; and (vi) provide CDS written notice promptly upon becoming aware of any acts or omissions of any External Subscriber or other person, in addition to those otherwise required to be reported herein, which External Controlled Data Distributor believes, in its reasonable discretion, might jeopardize or prejudice the rights of CDS (or an affiliate or data provider) in any Exchange Data or threaten the security or operations of any systems or other technology utilized by or on behalf of CDS (or an affiliate) or any Data Recipient to disseminate any Exchange Data.

### Trial Usage

External Controlled Data Distributors are permitted to provide real-time Exchange Data to their Data Users through a trial or for demonstration purposes for a limited time. If an External Controlled Data Distributor desires to provide Exchange Data to any Data User on a trial basis, such External Controlled Data Distributor is not required to qualify Data Users as professional or non-professional in the event the External Controlled Data Distributor (i) enters into the External Controlled Data Distributor Trial Addendum (the "**ECDD Trial Addendum**") and (ii) fully complies with each of the following requirements:

➢ No Data User shall be permitted to use Exchange Data pursuant to the ECDD Trial Addendum for a period of longer than thirty (30) days (the "**Trial Period**"). At the end of the Trial Period, the Data User that has participated in the trial must cease all use of the Exchange Data or be qualified (as of the effective date of termination of the Trial Period) through one of the methods identified above.

➢ Each Data User may participate in the trial only once for each Exchange Data product offered by CDS.

➢ The External Controlled Data Distributor must (i) continuously maintain a list of each Data User to which Exchange Data is provided under the ECDD Trial Addendum, together with the Data User's firm name and contact information, the specific Exchange Data product to which such Data User was or will be provided access, the date such Data User commenced or will commence receiving the Exchange Data, and the last date upon which the Data User received or will receive the Exchange Data pursuant to the ECDD Trial Addendum; and (ii) provide such documentation to CDS via _marketdata@cboe.com_, promptly upon CDS' request.

# 9 Controlled Data Distributor and Data Recipient Reporting

*Display and Non-Display Usage Reporting*

Distributors are required to report the number of Data Users and Devices (if applicable) related to Display and Non-Display Usage based on the requirements for the specified data product as follows:

| Product | Non-Display Usage Reporting Requirement | Internal Display Usage Reporting Requirement | External Display Usage Reporting Requirement |
|---|---|---|---|
| Cboe Equities Depth | Firm-level Reporting Required | Monthly Reporting Required | Monthly Reporting Required |
| Cboe Equities Auction | No Reporting Required | No Reporting Required | No Reporting Required |
| Cboe Equities Top | No Reporting Required | No Reporting Required | Monthly Reporting Required |
| Cboe Equities Last Sale | No Reporting Required | No Reporting Required | Monthly Reporting Required |
| Cboe Equities Summary Depth | No Reporting Required | No Reporting Required | Monthly Reporting Required |
| Cboe One Feed | No Reporting Required | No Reporting Required | Monthly Reporting Required |
| Cboe ETF Implied Liquidity Feed | No Reporting Required | No Reporting Required | Monthly Reporting Required |
| BZX or EDGX Options Depth (includes Complex) | No Reporting Required | Monthly Reporting Required | Monthly Reporting Required |
| EDGX Options Auction (includes Complex) | No Reporting Required | Monthly Reporting Required | Monthly Reporting Required |
| BZX or EDGX Options Top (includes Complex) | No Reporting Required | Monthly Reporting Required | Monthly Reporting Required |
| Cboe Options BBO / Depth | No Reporting Required | No Reporting Required | Monthly Reporting Required for Cboe Floor Broker Data Users and Display Only Service |
| Cboe COB | Monthly Device Reporting Required | Monthly Reporting Required | Monthly Reporting Required |
| C2 Options BBO / Depth | No Reporting Required | No Reporting Required | No Reporting Required (with exception of Display Only Service) |
| C2 COB | Monthly Device Reporting Required | Monthly Reporting Required | Monthly Reporting Required |
| CFE Top (Level 1) | Monthly Device Reporting Required | Monthly Reporting Required | Monthly Reporting Required |
| CFE PITCH (Level 2) | Monthly Device Reporting Required | Monthly Reporting Required | Monthly Reporting Required |
| Cboe Crypto Feed | No Reporting Required | Monthly Reporting Required | Monthly Reporting Required |
| Cboe FX US Depth | No Reporting Required | No Reporting Required | Monthly Reporting Required |
| Cboe FX London Depth | No Reporting Required | No Reporting Required | Monthly Reporting Required |

Unless otherwise provided by CDS or indicated in this section of the Market Data Policies, Data Recipient shall use reasonable efforts to provide such reporting within 15 days of the end of the applicable reporting period. Failure to report within 60 days of the end of the applicable reporting period may result in suspension or termination of provision of Exchange Data to Data Recipient.

*Display Usage Reporting*

If a product shown above requires no reporting, Controlled Data Distributors do not have to report the Data Users or Devices receiving the controlled data for display or non-display use. For products that require display usage reporting, Controlled Data Distributors must count every Professional Data User and Non-Professional Data User to which they provide Exchange Data. Thus, the Controlled Data Distributor's count will cover every Data User that accesses the Exchange Data, regardless of the purpose for which the Data User uses the Exchange Data. Controlled Data Distributors must report all Professional Data Users and Non-Professional Data Users in accordance with the following:

> In connection with a Controlled Data Distributor's distribution of Exchange Data, the Controlled Data Distributor should count as one Data User each unique Data User that the Controlled Data Distributor has entitled to have access to the Exchange Data. However, where a Device is dedicated specifically to a single individual, the Controlled Data Distributor should count only the individual and need not count the Device.
> The Controlled Data Distributor should identify and report each unique Data User. If a Data User uses the same unique method to gain access to the Exchange Data, the Controlled Data Distributor should count that as one Data User. However, if a unique Data User uses multiple methods to gain access to the Exchange Data (e.g., a single Data User has multiple passwords and user identifications), the Controlled Data Distributor should report all of those methods as one Data User.
> Controlled Data Distributors should report each unique individual person who receives access through multiple Devices as one Data User so long as each Device is dedicated specifically to that individual.
> If a Controlled Data Distributor entitles one or more individuals to use the same Device, the Controlled Data Distributor should include only the individuals, and not the Device, in the count.

Controlled Data Distributors must submit usage reports of real-time Exchange Data on a monthly basis using the Data Recipient Declarations Tool by entering details directly or via upload files in CSV format. TCB Data is available as an alternative if requested. Monthly reporting for the prior month's activity is due on the 15th of the current month (*i.e.*, August 15th is the due date for July reporting). For Display Usage reporting, previous month quantities will be carried over on a month-to-month basis to aid in the reporting of Data Users and Devices, and Controlled Data Distributors may submit revised reporting in order to correct errors in the reporting of total quantities or Data User categorization. Controlled Data Distributors may only submit revised reporting within 60 days of the date where usage activity occurred 30 calendar days after the reporting due date (i.e., June 14th for April reporting). Each report may include the following:

> Data User Firm name, contact information, and billing address
> Address at which Data User receives the Exchange Data
> Type of service
> The earliest date upon which a Data User receives the Exchange Data from the Controlled Data Distributor
> The last date upon which a Data User receives the Exchange Data from the Controlled Data Distributor (termination date)
> Total aggregated number of Display Data Users

Controlled Data Distributors that distribute Equity and Options Exchange Data to Data Users that have obtained an Enterprise license are not required to report Data User quantities monthly, but are required to provide Data User quantities for each Data User every six months.

*Non-Display Usage Reporting*

For products that require Non-Display Device Reporting, distributors must count every Device to which they provide Exchange Data. Thus, the Data Recipient's count will include every Device that accesses the Exchange Data, regardless of the purpose for which the Device uses the Exchange Data unless otherwise noted in the Market Data Policies. Additionally, Devices accessing bulk CFE Exchange Data must be reported as described in section 7 of the Market Data Policies.

Devices used in the transportation, dissemination or aggregation of data are not necessarily fee liable, but the Data Recipient should be able to identify such Devices that exist within the market data infrastructure and identify how many Devices are used for distribution separate and apart from the Devices that are used for other purposes.

Non-Display Usage does not include any use of Exchange Data that enables and results in the output of such Exchange Data solely in a display.

Non-Display Usage may include but is not limited to:

- ➤ Algorithmic/automated trading
- ➤ Order routing
- ➤ Surveillance
- ➤ Order management
- ➤ Risk management

For products that require firm-level reporting, Data Recipients will be required to promptly (i) provide CDS with written notice in the case that Exchange Data is or will be used for Non-Display Usage; and (ii) provide CDS with prior written notice when Exchange Data is discontinued for Non-Display Usage, as described in this section of the Market Data Policies.

Data Recipients operating a registered Automated Trading System (ATS), Electronic Communication Network (ECN) or National Securities Exchange trading platform will be required to promptly (i) provide CDS with written notice in the case that equity depth Exchange Data is or will be used within the trading platform (including any order routing system dedicated for use within the trading platform); and (ii) provide CDS with prior written notice when equity depth Exchange Data is discontinued for use within the trading platform or dedicated order router.

## 10    Service Facilitator

A Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with the Data Agreement to a Service Facilitator, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with the Data Agreement; *provided, however,* that the Data Recipient shall be and will remain responsible for compliance by such Service Facilitators with all applicable terms and conditions of the Data Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Exchange Data. Additionally, Data Recipient may use a Service Facilitator to facilitate the dissemination of Exchange Data in Data Recipient's service, provided that Data Recipient has a legally valid and enforceable contract with such Service Facilitator, prior to distributing any Exchange Data to any Service Facilitator, that: (a) includes all limitations on the Service Facilitator's right to use and redistribute Exchange Data; and (b) protects the CDS Indemnified Parties to the same extent as if the Service Facilitator had signed a Data Agreement with CDS directly. Service Facilitators may support one or more functions for the Data Recipient including, but not limited to, website operation, software development, facilities and equipment operation, and service installation. The Data Recipient must, through a legally enforceable written agreement with each Service Facilitator:

- ➤ Ensure CDS Indemnified Parties are protected to the same extent as if the Service Facilitator were a party to the Data Agreement, including without limitation by permitting CDS to audit the Service Facilitator on the same terms as CDS is permitted to audit the Data Recipient under the Data Agreement.
- ➤ Ensure no terms of such agreement conflict with the terms of the Data Agreement.
- ➤ Ensure Exchange Data or controlled data distribution of Exchange Data to a Data Recipient may occur only after the Data Recipient is authorized by CDS, or Data Recipient is qualified through one of the Controlled Data Distributor qualification methods outlined above.
- ➤ Ensure the Data Recipient, and not the Service Facilitator, controls all entitlement of Exchange Data to the Data Recipient.

Notwithstanding the foregoing, the Service Facilitator must sign a Data Agreement and must fulfill all requirements of CDS if the Service Facilitator receives Exchange Data directly from CDS. Finally, if the Data Recipient uses any Service Facilitators, the Data Recipient must provide a list of all Service Facilitators to CDS on a <u>Service Facilitator List</u>.

## 11    Enhanced Controlled Data Distribution ("ECDD") Program

Through the Enhanced Controlled Data Distribution ("ECDD") Program for **Cboe Options Exchange Data only**, Controlled Data Distributors may provide Cboe Options Exchange Data (BBO, Book Depth, and/or COB) to Data Users through an Application Programming Interface ("API") where the graphical user interface is provided by a Service Facilitator (as described in section 10) or custom developed by a Data User. The ECDD program requires that Exchange Data be provided for Display Usage only where the Controlled Data Distributor controls the entitlements to the Exchange Data, but does not control the display. Although the Controlled Data Distributor controls the entitlements and not the display when providing Exchange Data to a Data User under ECDD,

the Controlled Data Distributor will be required to comply with all requirements pertaining to the distribution of Exchange Data, Data User entitlements, and Display Usage reporting as described in the Policies.

The following specific requirements must be met in order to be approved as a Controlled Data Distributor under the ECDD program:

> Must complete the Data Agreement and Exchange Data Order Form and System Description describing, and at the discretion of Cboe, demonstrating each Enhanced Controlled Data Distribution and entitlement system utilizing the Exchange Data. If the interface is a Service Facilitator product, the Controlled Data Distributor must identify the Service Facilitator and Service Facilitator product name in a Service Facilitator List.
> Will be responsible for controlling the distribution of Exchange Data, as well as the Data User entitlements.
> Will be responsible for the reporting of Data Users accessing Exchange Data under the ECDD program, including the Data User's organization, separately from those Data Users not covered under the ECDD program.
> Will be responsible for the payment of Usage Fees for Data Users accessing Exchange Data under the ECDD program.
> Will be responsible for activity monitoring where general parameters are set for non-display actions to occur which support multiple Data Users, as this would constitute Non-Display Usage and would not meet the requirements for the ECDD program. If however activity included an individually set parameter (i.e., a parameter set by a Data User), where a non-display action occurs and the Data User is informed about the result of that action, this will be considered Display Usage under the ECDD program.
> May distribute Exchange Data to a Service Facilitator for software development and quality assurance testing purposes, provided that all Service Facilitator Data Users are reported and that the Service Facilitator is contractually restricted from redistributing Exchange Data. Additionally, must contractually control the use of any Service Facilitator software tools which allow for parameter settings to be made, if applicable.
> Must first reformat the Exchange Data prior to retransmission, but not affect the integrity of the Exchange Data and not render it inaccurate, unfair, uninformative, fictitious, misleading or discriminatory.
> Must contractually obligate the Data User to use Exchange Data for its own purposes only and not redistribute Exchange Data outside of the Data User's organization, or internally to others within the same Data User organization.
> Must contractually restrict usage by the Data User and if applicable, the Service Facilitator to Display Usage only.
> Must monitor Data Users for excessive usage to ensure compliance with the requirements (e.g., no Non-Display Usage, or non-reported multi User access over the same entitlement).
> Must assume liability for any unauthorized use of Exchange Data by the Data User and if applicable, the Service Facilitator. The Controlled Data Distributor must retain all Data User records for audit purposes.

Data Users that wish to obtain Cboe Options Exchange Data through the ECDD program must complete a Cboe Subscriber Agreement **or equivalent** administered by the Controlled Data Distributor as described in section 8 of the Policies.

## 12    CFE Independent Software Vendor

No Person other than a Member may receive Exchange Data from an Independent Software Vendor (except that it is permissible for an Independent Software Vendor to provide Exchange Data to another Independent Software Vendor solely for purposes of enabling one or more Members to receive Exchange Data). Any Member that receives Exchange Data through an Independent Software Vendor must do so through separate connectivity that is not utilized by any other Member. For more detailed requirements regarding usage of Independent Software Vendors, please refer to CFE Rules.

## 13    Delayed Data

Once a period of time has passed since the dissemination of Exchange Data by CDS, Real-time Exchange Data will become Delayed Exchange Data. There are different requirements for the distribution of Delayed Exchange Data as compared to Real-time Exchange Data. The following definitions apply:

> **Delay Period** – The period of time that has passed since the dissemination of Exchange Data by CDS, which is currently 15 minutes.
> **Real-time Exchange Data** – Exchange Data distributed prior to the expiration of the Delay Period.
> **Delayed Exchange Data** – Exchange Data distributed after the Delay Period.

> **End-of-Day Exchange Data** – Exchange Data distributed after the market has closed for the current trading day and after the Delay Period.

Controlled Data Distributors of Delayed Exchange Data are not required to qualify Data Users in respect of receipt of Delayed Exchange Data identified in the Controlled Data Distributor Requirements section of these Market Data Policies. Thus, Controlled Data Distributors of Delayed Data are not required to administer a Subscriber Agreement or equivalent with such Data Users. In addition, Uncontrolled Data Distributors of Delayed Exchange Data are not required to obtain a Data Agreement from Data Users receiving Delayed Exchange Data or report Data Users receiving Delayed Data, with the exception of Uncontrolled Data Distributors of CFE Exchange Data who are required to obtain a Data Agreement from Data Feed Subscribers receiving Delayed or End-of-Day Exchange Data for external distribution. Each Delayed Exchange Data distributor must obtain approval and describe, using the Exchange Data Order Form and System Description, its plan to distribute Delayed Exchange Data externally to any Data User that is not an affiliate of the Data Recipient. Data Feed Subscribers of Delayed Exchange Data are not permitted to redistribute the Delayed Exchange Data as an Uncontrolled Data Distributor. The waiver of the qualification and agreement requirement by CDS does not limit the Controlled Data Distributor's or Uncontrolled Data Distributor's obligations as described within the Data Agreement executed with CDS.

For Controlled Data Distributors providing Delayed Exchange Data, CDS requires that an appropriate delay message be provided to Subscribers for all displays of Exchange Data. The delay message must prominently appear on all displays containing Delayed Exchange Data, such as at or near the top of the page. In the case of a ticker, the delay message should be interspersed with the market data at least every 90 seconds. Examples of appropriate delay messages are as follows: "Data Delayed 15 minutes", "Data Delayed 24 hours", "Delayed Data", "Del-15", and "Data Delayed until Midnight CET".

## 14    Derived Data

"**Derived Data**" is pricing data or other data that (i) is created in whole or in part from Exchange Data, (ii) is not an index or financial product as described below and (iii) cannot be readily reverse-engineered to recreate Exchange Data or used to create other data that is a reasonable facsimile or substitute for Exchange Data. Generally, Derived Data usage is not considered fee liable. However, Derived Data that contains price data and/or is based upon a single security, futures contract, currency pair, or index is generally fee liable at the underlying product rates. There may be certain exceptions to fee liability depending on the data feed used to create the Derived Data and the Derived Data being created. Please review the product Fee Schedule, which will describe any applicable exceptions, or contact marketdata@cboe.com for more information.

Data Recipients distributing Derived Data must use the Exchange Data Order Form and System Description to describe any Derived Data created using Exchange Data. Distributors of Derived Data are not required to report Data Users receiving Derived Data. Distribution of Derived Data does not require the Data User receiving Derived Data to sign a Data Agreement with CDS. If a distributor opts not to administer a Subscriber Agreement, or equivalent then the distributor is required to indemnify CDS in the event of a claim.

Notwithstanding the definition and rights with respect to Derived Data described above, Data Recipient shall not use, or permit any third party to use, any Exchange Data (i) as input data in the creation or calculation of any index or similar work or (ii) to create any financial instrument or investment product that is based on, or seeks to match the performance of, values included in the Exchange Data, in each case unless and until Data Recipient has entered into a separate license agreement with CDS or the applicable Exchange authorizing such use of the Exchange Data or, with respect to any Exchange Data owned by a third party, the applicable provider of such Exchange Data.

## 15    Fees

Fees for Exchange Data are displayed on the Website at:

http://markets.cboe.com/us/equities/membership/pricing/
http://markets.cboe.com/us/options/membership/pricing/
http://www.cboe.com/trading-resources/fee-schedules
https://www.cboe.com/publish/cfefeeschedule/cfefeeschedule.pdf
For Cboe FX fees, please contact hotspotsales@bats.com

If a Data Recipient is receiving identical Exchange Data from (i) multiple Uncontrolled Data Distributors or (ii) from one or more Uncontrolled Data Distributors and CDS, the Data Recipient will only be required to pay the distribution fee once to CDS – either the Internal Distribution Fee or the External Distribution Fee – depending on whether the Data Recipient is distributing the Exchange Data internally or externally. Notwithstanding the foregoing, if a Data Recipient is distributing the Cboe One Feed internally and externally, the Data Recipient will be required to pay both the Internal Distribution Fee and the External Distribution Fee.

*Display and Non-Display Usage Fees*

For Controlled Data Distributors, Display Usage fees, including Enterprise or Digital Media fees (if applicable), by Data Users will be collected by the Controlled Data Distributor and then remitted to CDS. For Controlled Data Distributors of equity depth Exchange Data, Display Usage fees will apply for all Data Users except those Data Users using equity depth Exchange Data solely for the purpose of software development, quality assurance testing, sales support relating to redistribution, or for technical monitoring of systems using equity depth Exchange Data and not in support of other commercial/business functions. Non-Display Usage fees will apply for Data Recipients that use equity depth Exchange Data within a registered ATS, ECN or National Securities Exchange. Additionally, Non-Display Usage fees will apply for all Data Recipients that use equity depth Exchange Data for Non-Display purposes. Certain Data Recipients that make use of a Cboe approved Managed Non-Display Service Provider will be exempt from new Equity Depth Non-Display Usage Fees. In order to qualify for the exemption, the Data Recipient must meet the following requirements:

> ➤ Any Data Recipient applications that utilize the Exchange Data must be hosted within the Managed Non-Display Service Provider's cage.
> ➤ The Data Recipient's access to Exchange Data is fully managed and controlled by the Managed Non-Display Service Provider, where no further redistribution of the Exchange Data internally or externally is permitted.
> ➤ The Data Recipient is supported solely by one Managed Non-Display Service Provider, is not hosted by multiple Managed Non-Display Service Providers, and does not have their own data center-hosted environment that also receives Exchange Data.

For CFE, Devices and/or Data Users accessing CFE Exchange Data for the purposes of quality assurance testing, technical monitoring of systems, or in support of redistribution (e.g. transportation, dissemination or aggregation) are not fee liable.

*Historical Exchange Data*

Historical Data is Exchange Data distributed after the current trading day on a T+1 basis. Data Recipients receiving Real-time or Delayed Data may store the data and subsequently use the Historical Data internally within their own organization, including affiliates. Data Recipients may redistribute Historical Data for all products identified in Section 9, except the ETF Implied Liquidity Exchange Data and the Cboe Crypto Feed. Before a firm can redistribute Historical Data to non-Affiliates, the firm must first sign a Data Agreement and describe the system and obtain approval before distributing Historical Data. If a Data Recipient terminates their Data Agreement, they may no longer redistribute Historical Data unless the Historical Data is CDS approved Derived Data.

## 16    Audit

CDS has the right to conduct comprehensive audits of Data Recipients during normal business hours, upon reasonable advance notice, to verify the accuracy of reports in accordance with Regulatory Requirements and to ensure that the type and amount of fees calculated or stated to be payable to CDS are complete and accurate. Additionally, the purpose of the audits is to ensure that Data Recipients that distribute Exchange Data are complying with the terms of their agreements with CDS and verify that they are in compliance with Regulatory Requirements. While on Data Recipient's premises, CDS or its appointed designee shall comply with Data Recipient's written reasonable confidentiality and security policies and procedures to the extent made known by Data Recipient to CDS or its appointed designee. In no event will CDS or its appointed agent audit Data Recipient more than once in any 12 month period, unless necessary due to a reasonable suspicion of non-compliance with any material provision of the Data Agreement. Data Recipient shall comply promptly with any reasonable request from CDS for information regarding Data Recipient's receipt, storage, processing, commingling, display and redistribution of Exchange Data. The costs of such audit shall be borne by CDS unless such audit reveals an underpayment by Data Recipient of 10% or more or a material breach of the rights or licenses granted to Data Recipient under the Data Agreement; in such case, Data Recipient shall reimburse CDS for its costs and expenses in

conducting such audit, to the extent that such costs and expenses are commensurate with industry standards. Audits may cover a Data Recipient's market data infrastructure for 3 years preceding the date of the audit, including looking at records after the Data Agreement has been terminated. The Data Recipient's liability shall be limited to unpaid fees, together with interest, for underreporting, underpayment or other financial noncompliance that has occurred during the audit period, plus any costs and expenses as set forth above, provided such underreporting, underpaying or other financial non-compliance is a result of a good faith error by Data Recipient.

**Exhibit M**

**Exhibit Request:**

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1.    Name,

2.    Date of election to membership or acceptance as a participant, subscriber or other user,

3.    Principal business address and telephone number,

4.    If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5.    Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6.    The class of membership, participation or subscription or other access.

**Response:**

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Approval Date | C2 Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| ABN AMRO Clearing Chicago LLC | 10/15/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 5/13/1985 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard Suite 400 Chicago, IL 60604 | 312-604-8000 | Clearing, Transact Business with the Public, Brokerage |
| ACS Execution Services, LLC | 1/15/2016 | 1/15/2016 | 1/15/2016 | 1/15/2016 | NA | NA | Member TPH | 12 Broad Street 2nd Floor Red Bank, NJ 07701 | 732-204-8999 | Proprietary Trading |
| Agency Desk, LLC | 7/1/2009 | NA | NA | NA | NA | NA | Member TPH | 590 Madison Avenue 21st Floor New York, NY 10022 | 212-935-9835 | Market Maker |
| Akuna Securities LLC | 9/15/2015 | NA | NA | 8/14/2017 | 2/2/2012 | 2/12/2015 | Member TPH | 333 S Wabash Avenue Suite 2600 Chicago, IL 60604 | 312-994-4640 | Market Maker, Proprietary Trading |
| Albert Fried & Company, LLC | 8/18/2008 | 4/15/2011 | 5/18/2010 | 5/18/2010 | NA | NA | Member TPH | 31 W 52nd Street New York, NY 10019 | 212-827-7000 | Agency |
| Alpha Trading, LP | 10/24/2017 | 10/24/2017 | 10/24/2017 | 10/24/2017 | NA | NA | Member TPH | 640 W California Avenue Sunnyvale, CA 94086 | 408-990-1940 | Market Maker, Proprietary Trading |
| Alpine Securities Corporation | 11/3/2008 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 39 Exchange Place Salt Lake City, UT 84111 | 801-355-5588 | Agency |
| AMS Derivatives B.V. | NA | NA | NA | NA | 12/1/2017 | NA | Member TPH | Strawinskylann 3095 Amsterdam, 1077ZX Netherlands | 31-020-708-7000 | Proprietary Trading |
| Andrie Trading LLC | NA | NA | NA | NA | 10/1/1999 | NA | Member TPH | 440 S LaSalle Street Suite 1110 Chicago, IL 60605 | 312-663-8195 | Market Maker |
| Apex Clearing Corporation | 6/5/2012 | 6/5/2012 | 6/5/2012 | 6/5/2012 | 6/6/2012 | 6/6/2012 | Member TPH | One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201 | 214-765-1055 | Clearing, Transact Business with the Public |
| Archipelago Securities LLC | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 353 N Clark Street Suite 3200 Chicago, IL 60654 | 312-836-6700 | Limited Routing Facility of ICE affiliated Exchanges |
| Athena Capital Research, LLC | 7/1/2009 | 10/20/2010 | NA | NA | NA | NA | Sponsored Participant | 440 9th Avenue 11th Floor New York, NY 10001 | 212-931-9056 | Proprietary Trading |
| ATM Execution LLC | 3/15/2012 | 3/15/2012 | 3/21/2012 | 3/21/2012 | NA | NA | Member TPH | 599 Lexington Avenue 21st Floor New York, NY 10022 | 646-562-1010 | Public Customer Business |
| Barclays Capital Inc. | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 9/22/2008 | 10/6/2010 | Member TPH | 745 7th Avenue New York, NY 10019 | 212-526-7000 | Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading |
| Bay Crest Partners, LLC | 10/15/2008 | NA | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 40 Wall Street 42nd Floor New York, NY 10005 | 212-480-1400 | Agency |
| Bayes Capital LLC | 1/15/2015 | 1/30/2015 | 1/30/2015 | 1/30/2015 | NA | NA | Member TPH | 54 Jefferson Avenue Suite 2 Westwood, NJ 07675 | 201-660-7187 | Agency |
| Belvedere Trading LLC | 11/1/2011 | 3/1/2012 | 11/29/2011 | NA | 1/3/2005 | 4/4/2011 | Member TPH | 10 S Riverside Plaza Suite 2100 Chicago, IL 60606 | 312-893-3750 | Market Maker, Proprietary Trading |
| Bengal Capital Trading LLC | NA | NA | NA | NA | 1/15/2013 | NA | Member TPH | 440 S LaSalle Street Suite 2121 Chicago, IL 60605 | 312-362-4928 | Proprietary Trading |
| Benjamin & Jerold Brokerage I LLC | 10/1/2009 | 12/11/2017 | 12/11/2017 | 12/11/2017 | NA | NA | Member TPH | 80 Broad Street 6th Floor New York, NY 10005 | 646-558-0055 | Agency |
| BGC Financial, LP | 8/17/2009 | NA | NA | NA | NA | NA | Member TPH | One Seaport Plaza 19th Floor New York, NY 10038 | 646-346-7000 | Agency |
| Blaylock Van, LLC | 5/3/2010 | NA | NA | NA | NA | NA | Member TPH | 600 Lexington Avenue 3rd Floor New York, NY 10022 | 212-715-6600 | Public Customer Business |
| Bloomberg Tradebook LLC | 10/23/2008 | 10/4/2010 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 919 3rd Avenue New York, NY 10022 | 646-324-3178 | Agency |
| Bluefin Trading, LLC | 8/3/2009 | 6/1/2015 | 9/27/2013 | 8/13/2013 | 4/27/2009 | NA | Member TPH | 3 Park Avenue 37th Floor New York, NY 10016 | 212-457-9150 | Market Maker, Proprietary Trading |
| BMO Capital Markets Corp. | 8/18/2008 | 11/15/2010 | 7/15/2014 | 7/15/2014 | 10/8/2013 | 11/15/2013 | Member TPH | 3 Times Square New York, NY 10036 | 212-885-4000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| BMT Trading, LLC | 2/1/2010 | NA | NA | NA | NA | NA | Sponsored Participant | 800 3rd Avenue New York, NY 10022 | 212-813-0870 | Proprietary Trading |
| BNP Paribas Prime Brokerage, Inc. | 12/3/2012 | 12/3/2012 | NA | NA | NA | NA | Member TPH | 787 7th Avenue New York, NY 10019 | 212-471-6768 | Clearing |
| BNP Paribas Securities Corp. | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | 1/5/2005 | 10/15/2010 | Member TPH | 787 7th Avenue New York, NY 10019 | 212-841-2000 | Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public |
| BNY Mellon Capital Markets, LLC | NA | NA | NA | 1/17/2017 | NA | NA | Member TPH | 101 Barclay Street New York, NY 10286 | 212-815-4972 | Market Maker |
| Boerboel Capital LLC | 11/17/2017 | NA | NA | NA | 2/1/2017 | NA | Member TPH | 300 N LaSalle Street Suite 2060 Chicago, IL 60654 | 708-967-6843 | Market Maker |
| BTIG, LLC | 8/18/2008 | 11/15/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 600 Montgomery Street 6th Floor San Francisco, CA 94111 | 415-248-2200 | Market Maker |
| C&C Trading LLC | 8/18/2008 | 10/11/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 71 Arch Street 1st Floor Greenwich, CT 06830 | 212-706-1227 | Proprietary Trading |
| Canaccord Genuity Inc. | 10/1/2013 | 10/1/2013 | 6/10/2010 | 6/10/2010 | NA | NA | Member TPH | 535 Madison Avenue New York, NY 10022 | 212-389-8000 | Market Maker |
| Canadian Imperial Holdings, Inc. | 10/15/2008 | 11/15/2010 | NA | NA | NA | NA | Sponsored Participant | 300 Madison Avenue 5th Floor New York, NY 10017 | 212-856-3877 | Proprietary Trading |
| Cantor Fitzgerald & Co. | 10/23/2008 | 2/13/2015 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 110 E 59th Street 4th Floor New York, NY 10022 | 212-938-5000 | Agency, Institutional Trading |
| Capital Institutional Services, Inc. | 8/18/2008 | NA | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 1700 Pacific Avenue Suite 1100 Dallas, TX 75201 | 214-720-0055 | Agency |
| Cardinal Capital Management, LLC | NA | NA | NA | NA | 10/1/2007 | NA | Member TPH | 141 W Jackson Boulevard Suite 2200A Chicago, IL 60604 | 312-477-8400 | Market Maker |
| Cboe Trading, Inc. | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 8050 Marshall Drive Suite 120 Lenexa, KS 66214 | 913-815-7000 | Limited Routing Facility of Cboe affiliated Exchanges |
| CF Global Trading, LLC | 10/23/2008 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 60 E 42nd Street Suite 1455 New York, NY 10165 | 212-888-4711 | Market Maker |
| Charles Schwab & Co., Inc. | NA | NA | NA | 4/3/2017 | 6/2/1980 | NA | Member TPH | 211 Main Street San Francisco, CA 94105 | 415-636-7000 | Clearing, Transact Business with the Public |
| Chimera Securities, LLC | 6/2/2014 | 6/2/2014 | 6/25/2014 | 6/25/2014 | NA | NA | Member TPH | 27 Union Square W 4th Floor New York, NY 10003 | 646-597-6100 | Proprietary Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Approval Date | C2 Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Chimera Securities, LLC | 11/17/2017 | 11/27/2017 | 11/27/2017 | 11/17/2017 | NA | NA | Sponsored Participant | 27 Union Square W 4th Floor New York, NY 10003 | 646-597-6100 | Proprietary Trading |
| CIBC World Markets Corp. | 8/18/2008 | 11/15/2010 | NA | NA | 2/14/1973 | NA | Member TPH | 425 Lexington Avenue New York, NY 10017 | 212-856-4000 | Clearing, Transact Business with the Public |
| Citadel Securities LLC | 10/23/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 4/17/2002 | 10/7/2010 | Member TPH | 131 S Dearborn Street 32nd Floor Chicago, IL 60603 | 312-395-2100 | Market Maker, Order Flow Provider, Brokerage |
| Citi Order Routing and Execution, LLC | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | 10/1/2008 | 9/24/2010 | Member TPH | 11 Ewall Street Mount Pleasant, SC 29464 | 843-789-2080 | Clearing, Transact Business with the Public |
| Citigroup Derivatives Markets Inc. | 2/15/2018 | NA | NA | 2/15/2018 | 12/3/2004 | 2/25/2011 | Member TPH | 130 Cheshire Lane Suite 102 Minnetonka, MN 55305 | 212-723-2960 | Market Maker |
| Citigroup Global Markets Inc. | 9/24/2008 | 12/15/2010 | 5/25/2010 | 5/27/2010 | 5/2/2011 | NA | Member TPH | 390-388 Greenwich Street New York, NY 10013 | 212-816-6000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Clarksons Platou Securities, Inc. | NA | NA | 1/15/2015 | NA | NA | NA | Member TPH | 280 Park Avenue 21st Floor New York, NY 10017 | 212-317-7080 | Public Customer Business |
| Clearpool Execution Services, LLC | 5/15/2014 | 5/15/2014 | 6/16/2014 | 6/16/2014 | NA | NA | Member TPH | 17 State Street 38h Floor New York, NY 10004 | 212-531-8500 | Public Customer Business |
| CLSA Americas, LLC | NA | NA | 5/21/2013 | 5/21/2013 | NA | NA | Member TPH | 1301 Avenue of the Americas 15th Floor New York, NY 10019 | 212-549-5097 | Agency |
| CM-CIC Market Solutions, Inc. | 8/18/2008 | NA | NA | NA | NA | NA | Member TPH | 520 Madison Avenue New York, NY 10022 | 212-659-6292 | Agency |
| CMT Fund XXV Limited | 7/2/2012 | 7/2/2012 | NA | NA | NA | NA | Sponsored Participant | 500 W Monroe Street Suite 2630 Chicago, IL 60661 | 312-320-7897 | Agency |
| CMT Trading LLC | 3/17/2014 | 3/17/2014 | 3/5/2014 | 3/5/2014 | NA | NA | Member TPH | 500 W Monroe Street Suite 2630 Chicago, IL 60661 | 312-930-9050 | Market Maker, Proprietary Trading |
| CMZ Trading, LLC | NA | NA | NA | NA | 10/1/2004 | NA | Member TPH | 141 W Jackson Boulevard Suite 826 Chicago, IL 60604 | 312-604-3310 | Market Maker, Proprietary Trading |
| CODA Markets, Inc. | 10/15/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 2624 Patriot Boulevard Glenview, IL 60026 | 224-521-2700 | ATS |
| Cognitive Capital, LLC | NA | NA | NA | NA | 5/13/2004 | NA | Member TPH | 141 W Jackson Boulevard Suite 1620 Chicago, IL 60604 | 312-431-0400 | Proprietary Trading |
| Comhar Capital Markets, LLC | 2/27/2017 | NA | NA | NA | NA | NA | Member TPH | 311 S Wacker Drive Suite 2280A Chicago, IL 60606 | 872-205-0190 | Proprietary Trading |
| Consolidated Trading, LLC | NA | NA | NA | NA | 1/2/2002 | NA | Member TPH | 71 S Wacker Drive Suite 2300 Chicago, IL 60606 | 312-360-7300 | Market Maker |
| COR Clearing LLC | 10/15/2009 | NA | NA | NA | NA | NA | Member TPH | 1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102 | 402-384-6100 | Clearing Services |
| Cowen and Company, LLC | 8/18/2008 | 10/7/2010 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 599 Lexington Avenue 20th Floor New York, NY 10022 | 646-562-1010 | Market Maker |
| Cowen Execution Services LLC | 10/15/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 1633 Broadway 48th Floor New York, NY 10019 | 800-367-8998 | Full Service |
| Cowen Prime Services LLC | 3/15/2011 | 3/15/2011 | NA | NA | NA | NA | Member TPH | 599 Lexington Avenue 21st Floor New York, NY 10022 | 646-562-1010 | Public Customer Business, Proprietary Trading |
| Credit Suisse Securities (USA) LLC | 9/3/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 8/14/1981 | 10/8/2010 | Member TPH | 11 Madison Avenue New York, NY 10010 | 212-325-2000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Critical Trading, LLC | 7/1/2014 | NA | NA | NA | NA | NA | Member TPH | 120 W 45th Street 15th Floor New York, NY 10036 | 646-918-0529 | Market Maker, Proprietary Trading |
| CSS, LLC | NA | NA | NA | NA | 8/21/1998 | NA | Member TPH | 175 W Jackson Boulevard Suite 440 Chicago, IL 60604 | 312-542-8505 | Proprietary Trading |
| CTC, LLC | 3/15/2018 | NA | NA | NA | 3/25/1998 | 3/3/2011 | Member TPH | 440 S LaSalle Street 4th Floor Chicago, IL 60605 | 312-863-8000 | Market Maker |
| Cutler Group, LP | 4/1/2010 | 10/6/2010 | NA | 10/16/2015 | 4/5/1999 | NA | Member TPH | 101 Montgomery Street Suite 700 San Francisco, CA 94104 | 415-293-3956 | Market Maker, Proprietary Trading |
| Dash Financial Technologies LLC | 10/23/2008 | 7/2/2012 | 6/9/2010 | 6/9/2010 | 5/19/2000 | 9/30/2010 | Member TPH | 311 S Wacker Drive Suite 1000 Chicago, IL 60606 | 312-986-2006 | Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage |
| Deutsche Bank Securities Inc. | 10/15/2008 | 10/11/2010 | 5/21/2010 | 5/21/2010 | 4/25/1996 | 8/15/2011 | Member TPH | 60 Wall Street New York, NY 10005 | 212-250-2500 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| DRW Securities, LLC | 9/1/2009 | 11/1/2010 | 5/25/2010 | 5/27/2010 | 11/23/1998 | 1/22/2016 | Member TPH | 540 W Madison Street Suite 2500 Chicago, IL 60661 | 312-542-1000 | Market Maker, Proprietary Trading |
| E*TRADE Securities LLC | NA | NA | NA | 6/10/2010 | NA | NA | Member TPH | 11 Times Square 32nd Floor New York, NY 10036 | 646-521-4300 | Public Customer Business |
| EG Market Technologies LLC | 4/3/2017 | 4/3/2017 | 4/3/2017 | 4/3/2017 | NA | NA | Member TPH | 767 5th Avenue 45th Floor New York, NY 10153 | 646-757-2831 | Market Maker, Proprietary Trading |
| Electronic Transaction Clearing, Inc. | 10/23/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 660 S Figueroa Street Los Angeles, CA 90017 | 949-533-1885 | Market Maker |
| Essex Radez LLC | 2/17/2009 | 10/1/2010 | 5/10/2010 | 5/14/2010 | NA | NA | Member TPH | 440 S LaSalle Street Suite 1111 Chicago, IL 60605 | 312-212-1815 | Market Maker |
| Evercore Group LLC | NA | NA | 5/10/2017 | NA | NA | NA | Member TPH | 55 E 52nd Street New York, NY 10055 | 212-857-3100 | Public Customer Business |
| FIS Brokerage & Securities Services LLC | 8/18/2008 | 10/1/2010 | 5/6/2010 | 5/6/2010 | NA | NA | Member TPH | 2100 Enterprise Avenue Geneva, IL 60134 | 630-482-7100 | Agency |
| Flow Traders U.S. Institutional Trading LLC | NA | NA | 6/1/2016 | NA | NA | NA | Member TPH | 1114 Avenue of the Americas 4th Floor New York, NY 10036 | 917-210-5000 | Riskless Principal |
| Flow Traders U.S. LLC | 10/1/2009 | 8/1/2012 | 2/28/2014 | 2/28/2014 | 8/31/2010 | NA | Member TPH | 1114 Avenue of the Americas 4th Floor New York, NY 10036 | 917-210-5000 | Proprietary Trading |
| G1 Execution Services, LLC | 8/18/2008 | 12/1/2010 | 4/17/2010 | 4/17/2010 | NA | NA | Member TPH | 175 W Jackson Boulevard Suite 1700 Chicago, IL 60604 | 312-362-0404 | Market Maker |
| G2 Trading LLC | 6/1/2016 | NA | NA | NA | NA | NA | Member TPH | 325 S Sangamon Street Chicago, IL 60607 | 404-697-9915 | Market Maker, Proprietary Trading |
| Gelber Securities, LLC | 5/1/2015 | NA | NA | NA | NA | NA | Member TPH | 350 N Orleans Street 7th Floor Chicago, IL 60654 | 312-408-4354 | Market Maker, Proprietary Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Approval Date | C2 Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Geneva Stock, LLC | NA | NA | NA | NA | 4/6/2001 | NA | Member TPH | 440 S LaSalle Street Suite 1711 Chicago, IL 60605 | 312-362-4404 | Market Maker |
| Glenn Smith Trading LLC | NA | NA | NA | NA | 9/9/2010 | NA | Member TPH | 995 Ridgewood Drive Chicago, IL 60185 | 630-346-8739 | Market Maker |
| Global Execution Brokers, LP | 2/1/2010 | 10/5/2010 | 12/1/2015 | 10/15/2015 | 12/23/2003 | 9/24/2010 | Member TPH | 401 City Avenue Bala Cynwyd, PA 19004 | 610-617-2600 | Floor Broker, Transact Business with the Public, Brokerage |
| Global HFT Management, LLC | 10/1/2010 | NA | NA | NA | NA | NA | Sponsored Participant | 800 3rd Avenue New York, NY 10022 | 212-813-0870 | Proprietary Trading |
| Global Liquidity Partners, LLC | 4/21/2011 | 5/15/2012 | NA | NA | NA | NA | Sponsored Participant | 12 Broad Street Suite 201 Redbank, NJ 07701 | 773-459-4665 | Agency |
| Goldman Sachs & Co. LLC | 10/23/2008 | 10/12/2010 | 5/14/2010 | 5/14/2010 | 2/21/1973 | 10/8/2010 | Member TPH | 200 West Street New York, NY 10282 | 212-902-1000 | Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage |
| Gordon, Haskett Capital Corporation | NA | NA | NA | 5/2/2016 | NA | NA | Member TPH | 441 Lexington Avenue 10th Floor New York, NY 10017 | 212-883-0600 | Agency, Institutional Trading |
| Green Street Trading, LLC | 11/1/2011 | NA | NA | NA | NA | NA | Member TPH | 660 Newport Center Drive Suite 800 Newport Beach, CA 92660 | 214-749-4730 | Agency |
| Group One Trading, LP | 6/2/2015 | NA | NA | 9/29/2015 | 11/23/1994 | NA | Member TPH | 440 S LaSalle Street Suite 3232 Chicago, IL 60605 | 312-347-8864 | Market Maker |
| GTS Securities LLC | 12/17/2013 | 5/1/2012 | 6/2/2014 | 6/2/2014 | NA | NA | Member TPH | 545 Madison Avenue 15th Floor New York, NY 10022 | 212-715-2830 | Market Maker, Proprietary Trading |
| Hainey Investments Limited | 6/16/2014 | NA | NA | NA | NA | NA | Sponsored Participant | Themistoki Dervi 41 #806-807 Nicosia, Cyprus | 704-248-8221 | Proprietary Trading |
| HAP Trading, LLC | 10/1/2009 | 11/15/2010 | NA | 6/2/2010 | 3/16/2001 | NA | Member TPH | 395 Hudson Street Suite 701 New York, NY 10014 | 212-380-5100 | Market Maker, Proprietary Trading |
| Hardcastle Trading USA LLC | 4/15/2009 | NA | 5/25/2010 | 5/27/2010 | 5/16/2005 | NA | Member TPH | 755 Secaucus Road Suite F-1110 Secaucus, NJ 07094 | 201-305-8888 | Proprietary Trading |
| Henning-Carey Proprietary Trading, LLC | 8/15/2012 | NA | NA | NA | NA | NA | Sponsored Participant | 141 W Jackson Boulevard Suite 1801 Chicago, IL 60604 | 312-789-8764 | Proprietary Trading |
| Highbridge Capital Management, LLC | 10/23/2008 | NA | NA | NA | NA | NA | Sponsored Participant | 9 West 57th Street 27th Floor New York, NY 10019 | 212-287-4900 | Proprietary Trading |
| Hilltop Securities Inc. | 10/23/2008 | 9/1/2010 | NA | 5/21/2013 | 10/1/2010 | NA | Member TPH | 1201 Elm Street Suite 3500 Dallas, TX 75270 | 214-859-1800 | Clearing, Transact Business with the Public |
| HRT Financial LLC | 2/1/2010 | 10/1/2010 | 5/18/2010 | 5/18/2010 | 1/24/2011 | 1/24/2011 | Member TPH | 4 World Trade Center 150 Greenwich Street, 57th Floor New York, NY 10007 | 212-293-1444 | Proprietary Trading |
| HSBC Securities (USA) Inc. | 4/3/2017 | 4/3/2017 | 4/3/2017 | 4/3/2017 | 11/21/2005 | NA | Member TPH | 452 Fifth Avenue New York, NY 10018 | 224-880-7116 | Clearing, Transact Business with the Public |
| HTG Capital Partners, LLC | 10/3/2016 | 10/3/2016 | 10/3/2016 | 10/3/2016 | NA | NA | Sponsored Participant | 601 S LaSalle Street 2nd Floor Chicago, IL 60605 | 312-327-4112 | Proprietary Trading |
| Hybrid Trading & Resources, LLC | NA | NA | NA | NA | 3/22/2005 | NA | Member TPH | 111 W Jackson Boulevard Suite 1146 Chicago, IL 60604 | 312-427-1585 | Floor Broker, Transact Business with the Public |
| ICAP Corporates LLC | NA | NA | 3/28/2013 | NA | NA | NA | Member TPH | Harborside 5 Hudson Street, Suite 1200 Jersey City, NJ 07311 | 212-341-9944 | Agency |
| IEX Services LLC | 10/1/2013 | 10/1/2013 | 9/24/2013 | 9/24/2013 | NA | NA | Member TPH | 4 World Trade Center 44th Floor New York, NY 10007 | 646-343-2000 | Limited Routing Facility of IEX affiliated Exchanges |
| IMC Financial Markets | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 7/5/2000 | 9/24/2010 | Member TPH | 233 S Wacker Drive Suite 4300 Chicago, IL 60606 | 312-244-3300 | Market Maker, Proprietary Trading |
| Industrial and Commercial Bank of China Financial Services LLC | 5/15/2014 | 5/15/2014 | NA | NA | NA | NA | Member TPH | 1633 Broadway 28th Floor New York, NY 10019 | 212-993-7300 | Clearing Services |
| Instinet LLC | 8/18/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 12/29/2009 | 10/6/2010 | Member TPH | Worldwide Plaza 309 W 49th Street New York, NY 10019 | 212-310-9500 | Clearing, Transact Business with the Public, Brokerage |
| Interactive Brokers Corp. | NA | NA | NA | NA | 4/21/2009 | 10/6/2010 | Member TPH | 8 Greenwich Office Park Greenwich, CT 06831 | 203-618-5700 | Floor Broker, Brokerage |
| Interactive Brokers LLC | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | One Pickwick Plaza 2nd Floor Greenwich, CT 06830 | 203-618-5710 | Full Service |
| International Correspondent Trading, Inc. | 8/18/2008 | NA | NA | NA | NA | NA | Member TPH | One University Plaza Suite 301 Hackensack, NJ 07601 | 201-222-9300 | Agency |
| Israel A. Englander & Co., LLC | NA | NA | NA | NA | 10/27/1995 | 2/14/2011 | Member TPH | 666 5th Avenue 14th Floor New York, NY 10103 | 212-841-4567 | Floor Broker, Transact Business with the Public, Brokerage |
| ISTRA, LLC | 12/15/2011 | 12/15/2011 | NA | NA | NA | NA | Sponsored Participant | 230 Park Avenue 10th Floor New York, NY 10169 | 718-618-4929 | Proprietary Trading |
| ITG Inc. | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006 | 212-588-4000 | Agency |
| J.P. Morgan Securities LLC | 8/18/2008 | 9/15/2010 | 5/14/2010 | 5/14/2010 | 10/29/1985 | 11/18/2010 | Member TPH | 383 Madison Avenue New York, NY 10179 | 212-272-2000 | Clearing, Transact Business with the Public |
| Jane Street Capital, LLC | 5/1/2009 | 11/15/2010 | 5/14/2010 | 5/14/2010 | 9/4/2012 | NA | Member TPH | 250 Vesey Street 5th Floor New York, NY 10281 | 646-759-6000 | Market Maker, Proprietary Trading |
| Jane Street Options, LLC | 1/3/2012 | NA | NA | NA | NA | NA | Sponsored Participant | One New York Plaza New York, NY 10004 | 212-651-6969 | Proprietary Trading |
| Jane Street Options, LLC | 4/15/2016 | NA | NA | NA | 5/2/2005 | NA | Member TPH | 250 Vesey Street 5th Floor New York, NY 10281 | 646-759-6000 | Market Maker |
| Jefferies Investment Advisers | 7/1/2011 | 7/15/2011 | NA | NA | NA | NA | Sponsored Participant | 520 Madison Avenue New York, NY 10022 | 212-323-3993 | Full Service |
| Jefferies LLC | 10/23/2008 | 10/19/2010 | 5/25/2010 | 5/27/2010 | 7/9/2012 | 7/18/2012 | Member TPH | 520 Madison Avenue New York, NY 10022 | 212-284-2300 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| JNK Securities Corp. | 11/17/2008 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 140 E 45th Street 27th Floor New York, NY 10017 | 212-885-6300 | Agency |
| Juliet Group, LLC | 3/1/2011 | 3/1/2011 | NA | NA | NA | NA | Sponsored Participant | 240 E 35th Street #3A New York, NY 10016 | 646-360-0595 | Proprietary Trading |
| Juliet Labs, LLC | 9/20/2017 | 9/20/2017 | 9/20/2017 | 9/20/2017 | NA | NA | Sponsored Participant | 1 Northside Piers Suite 14H Brooklyn, NY 11249 | 646-360-0595 | Proprietary Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Approval Date | C2 Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Jump Trading, LLC | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 4/2/2012 | 6/6/2017 | Member TPH | 600 W Chicago Avenue Suite 825 Chicago, IL 60654 | 312-205-8900 | Market Maker, Proprietary Trading |
| Keefe, Bruyette & Woods, Inc. | 8/18/2008 | 12/1/2010 | 6/8/2010 | 6/8/2010 | NA | NA | Member TPH | 787 7th Avenue New York, NY 10019 | 212-887-7777 | Agency |
| Lakeshore Securities, LP | NA | NA | NA | NA | 1/24/1983 | NA | Member TPH | 401 S LaSalle Street Suite 1000 Chicago, IL 60605 | 312-663-1307 | Clearing, Floor Broker, Market Maker, Transact Business with the Public |
| Lamberson Capital LLC | NA | NA | NA | NA | 3/23/2016 | NA | Member TPH | 71 S Wacker Drive Suite 2300 Chicago, IL 60606 | 312-360-7300 | Market Maker |
| Lampert Capital Markets Inc. | NA | 2/18/2014 | 2/26/2014 | NA | NA | NA | Member TPH | 444 Madison Avenue Suite 401 New York, NY 10022 | 646-833-4900 | Introducing Broker |
| Lampost Capital, LC | NA | NA | NA | 3/15/2016 | NA | NA | Member TPH | 1900 Glades Road Suite 205 Boca Raton, FL 33431 | 561-883-0454 | Public Customer Business, Proprietary Trading |
| Latour Trading LLC | 8/17/2009 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 4/8/2011 | NA | Member TPH | 377 Broadway 10th Floor New York, NY 10013 | 917-388-8000 | Proprietary Trading |
| Leerink Partners LLC | 8/18/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1 Federal Street 37th Floor Boston, MA 02110 | 617-918-4900 | Agency |
| LEK Securities Corporation | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 1/9/2001 | 9/24/2010 | Member TPH | 1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006 | 212-509-2300 | Clearing, Transact Business with the Public |
| Lightspeed Trading, LLC | 8/18/2008 | 11/15/2010 | 5/19/2010 | 5/19/2010 | NA | NA | Member TPH | 1001 Avenue of the Americas 16th Floor New York, NY 10018 | 646-393-4800 | Proprietary Trading |
| Lime Brokerage LLC | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 11 E 44th Street Suite 705 New York, NY 10017 | 212-824-5000 | Transact Business with the Public |
| Liquidnet, Inc. | 9/1/2009 | 9/15/2010 | NA | NA | NA | NA | Member TPH | 498 7th Avenue 15th Floor New York, NY 10018 | 646-674-2000 | Agency |
| Lupo Securities, LLC | NA | NA | NA | NA | 8/1/1997 | NA | Member TPH | 141 W Jackson Boulevard Suite 2200A Chicago, IL 60604 | 312-477-8400 | Market Maker, Proprietary Trading |
| Macquarie Capital (USA) Inc. | 12/1/2009 | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 125 W 55th Street Level 22 New York, NY 10019 | 212-231-1000 | Agency |
| Marathon Trading Group LLC | 2/13/2015 | NA | NA | NA | 1/30/2013 | NA | Member TPH | 100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087 | 610-254-4890 | Market Maker, Proprietary Trading |
| Matrix Executions, LLC | 8/18/2008 | 11/15/2010 | NA | 11/12/2015 | 2/1/2008 | 10/26/2010 | Member TPH | 601 S LaSalle Street Suite 300 Chicago, IL 60605 | 312-334-8000 | Transact Business with the Public, Brokerage |
| Meadowhawk Capital, LLC | NA | NA | NA | NA | 6/1/2007 | NA | Member TPH | 141 W Jackson Boulevard Suite 3750 Chicago, IL 60604 | 773-837-2612 | Market Maker |
| Merrill Lynch Professional Clearing Corp. | 8/18/2008 | 10/5/2010 | 5/14/2010 | 5/14/2010 | 4/8/1985 | 9/24/2010 | Member TPH | One Bryant Park, 6th Floor NY1-100-06-01 New York, NY 10036 | 646-743-1295 | Clearing, Brokerage, Transact Business with the Public |
| Merrill Lynch, Pierce, Fenner & Smith Incorporated | 8/18/2008 | 10/4/2010 | 5/14/2010 | 5/14/2010 | 4/25/1973 | 9/27/2010 | Member TPH | One Bryant Park New York, NY 10036 | 800-637-7455 | Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading |
| Mint Global Markets, Inc. | NA | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1717 Route 6 Suite 102 Carmel, NY 10512 | 800-874-3039 | Agency |
| Mizuho Securities USA, LLC | 6/1/2010 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 320 Park Avenue 12th Floor New York, NY 10022 | 212-209-9300 | Agency |
| MKM Partners LLC | 8/3/2009 | NA | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 300 First Stamford Place 4th Floor East Wing Stamford, CT 06902 | 203-861-9060 | Agency |
| MNR Executions, LLC | NA | NA | NA | NA | 4/30/2008 | NA | Member TPH | 141 W Jackson Boulevard Suite 3900 Chicago, IL 60604 | 312-878-4704 | Floor Broker, Transact Business with the Public |
| Monadnock Capital Management, LP | NA | NA | NA | NA | 12/1/2014 | NA | Member TPH | 1845 Walnut Street Suite 940 Philadelphia, PA 19103 | 267-239-0367 | Market Maker |
| Moors & Cabot, Inc. | NA | 4/2/2012 | NA | NA | NA | NA | Member TPH | 111 Devonshire Street Boston, MA 02109 | 617-426-0500 | Agency |
| Morgan Stanley & Co. International plc | NA | NA | NA | NA | 4/12/2017 | NA | Sponsored Participant | 20 Bank Street Canary Wharf London, UK E14 4A | ########### | |
| Morgan Stanley & Co. LLC | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 8/20/1980 | 9/24/2010 | Member TPH | 1585 Broadway New York, NY 10036 | 212-761-4000 | Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage |
| Nasdaq Execution Services, LLC | 8/19/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | One Liberty Plaza 165 Broadway New York, NY 10006 | 212-231-5100 | Limited Routing Facility of Nasdaq affiliated Exchanges |
| National Financial Services LLC | 10/23/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | 10/8/1987 | 4/16/2012 | Member TPH | 200 Seaport Boulevard Boston, MA 02210 | 617-563-7000 | Clearing, Floor Broker, Transact Business with the Public |
| National Securities Corporation | 7/1/2009 | NA | NA | NA | NA | NA | Member TPH | One Union Square 600 University Street, Suite 2900 Seattle, WA 98101 | 206-622-7200 | Agency |
| Needham & Company, LLC | 10/23/2008 | 10/1/2010 | NA | NA | NA | NA | Member TPH | 445 Park Avenue New York, NY 10022 | 212-371-8300 | Market Maker |
| Nomura Securities International, Inc. | 10/23/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 9/1/2009 | 11/16/2010 | Member TPH | Worldwide Plaza 309 W 49th Street New York, NY 10019 | 212-667-9000 | Clearing, Transact Business with the Public, Proprietary Trading |
| Northern Trust Securities, Inc. | 8/18/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 50 S LaSalle Street Chicago, IL 60603 | 312-557-2000 | Market Maker |
| Northland Securities, Inc. | 12/15/2010 | 12/15/2010 | NA | NA | NA | NA | Member TPH | 45 S 7th Street 20th Floor Minneapolis, MN 55402 | 612-851-5900 | Market Maker, Proprietary Trading |
| Old Mission Capital, LLC | 4/16/2012 | 4/16/2012 | 4/25/2012 | 4/25/2012 | 9/27/2017 | NA | Member TPH | 314 W Superior Suite 200 Chicago, IL 60654 | 312-260-3031 | Market Maker |
| Olivetree Financial, LLC | NA | NA | 9/1/2016 | NA | NA | NA | Member TPH | 420 Lexington Avenue Suite 800 New York, NY 10170 | 646-930-6600 | Agency |
| Oppenheimer & Co. Inc. | NA | NA | NA | NA | 5/17/1973 | NA | Member TPH | 85 Broad Street 22nd, 24th Floors New York, NY 10004 | 212-668-8000 | Clearing, Transact Business with the Public |
| Optiver US, LLC | 6/15/2009 | NA | NA | NA | 6/1/2005 | 9/24/2010 | Member TPH | 130 E Randolph Street 14th Floor Chicago, IL 60601 | 312-821-9500 | Market Maker |
| Oscar Gruss & Son Incorporated | 8/7/2017 | NA | NA | NA | NA | NA | Member TPH | 430 Park Avenue 6th Floor New York, NY 10022 | 212-419-4000 | Agency |
| OTA LLC | 8/18/2008 | 10/7/2010 | NA | NA | NA | NA | Member TPH | One Manhattanville Road Purchase, NY 10577 | 914-694-5800 | Institutional Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Approval Date | C2 Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| PEAK6 Capital Management LLC | 8/1/2014 | NA | NA | 2/1/2016 | 12/2/1997 | NA | Member TPH | 141 W Jackson Boulevard Suite 500 Chicago, IL 60604 | 312-444-8000 | Proprietary Trading |
| PEAK6 Capital Management, LLC | 11/3/2008 | 7/15/2011 | NA | NA | NA | NA | Sponsored Participant | 141 W Jackson Boulevard Suite 500 Chicago, IL 60604 | 312-362-2401 | Market Maker |
| Penserra Securities, LLC | 8/18/2008 | 10/6/2010 | NA | NA | NA | NA | Member TPH | 4 Orinda Way Suite 100-A Orinda, CA 94563 | 212-607-3190 | Agency |
| Pershing LLC | 8/18/2008 | 9/15/2010 | 5/26/2010 | 5/27/2010 | 2/21/1973 | 9/28/2010 | Member TPH | One Pershing Plaza Jersey City, NJ 07399 | 201-413-2000 | Clearing, Transact Business with the Public |
| Phillip Capital Inc. | NA | NA | NA | 11/27/2017 | NA | NA | Member TPH | 141 W Jackson Boulevard Suite 3050 Chicago, IL 60604 | 312-356-9001 | Clearing Services |
| Pictet Overseas Inc. | 6/1/2015 | 6/1/2015 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5 | 514-288-8161 | Agency |
| Piper Jaffray & Co. | 10/15/2008 | 11/15/2012 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 800 Nicollet Mall Minneapolis, MN 55402 | 612-303-6000 | Market Maker |
| Potamus Trading, LLC | 4/15/2013 | 4/15/2013 | 4/11/2013 | 4/11/2013 | NA | NA | Member TPH | 2 Seaport Lane 8th Floor Boston, MA 02210 | 617-855-8722 | Market Maker, Proprietary Trading |
| Princeton Alpha Management, LP | 12/1/2015 | 12/1/2015 | 12/1/2015 | 12/1/2015 | NA | NA | Sponsored Participant | 61 Princeton Hightstown Road West Windsor, NJ 08550 | 609-269-9212 | Agency |
| PTR, Inc. | NA | NA | NA | NA | 8/2/1995 | NA | Member TPH | 1800 JFK Boulevard Suite 401 Philadelphia, PA 19103 | 267-909-8368 | Floor Broker, Transact Business with the Public |
| Puma Capital, LLC | NA | NA | 6/15/2016 | 6/15/2016 | NA | NA | Member TPH | 287 Bowman Avenue 3rd Floor Purchase, NY 10577 | 212-269-4100 | Market Maker, Proprietary Trading |
| Pundion LLC | 2/27/2017 | 2/27/2017 | 2/27/2017 | 2/27/2017 | NA | NA | Member TPH | 230 Park Avenue 10th Floor New York, NY 10169 | 718-618-4929 | Proprietary Trading |
| Quantbot Technologies LP | 3/27/2018 | 3/27/2018 | 3/27/2018 | 3/27/2018 | NA | NA | Sponsored Participant | 369 Lexington Avenue New York, NY 10017 | 212-622-6510 | Proprietary Trading |
| Quantex Clearing, LLC | 10/3/2011 | 12/27/2011 | 5/17/2011 | 5/17/2011 | NA | NA | Member TPH | 70 Hudson Street Hoboken, NJ 07030 | 201-706-7157 | Clearing Services |
| Quantlab Securities LP | 8/18/2008 | 11/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 3 Greenway Plaza Suite 200 Houston, TX 77046 | 713-333-3700 | Transact Business with the Public, Brokerage |
| Quiet Light Securities, LLC | NA | NA | NA | NA | 5/1/2001 | NA | Member TPH | 141 W Jackson Boulevard Suite 2020A Chicago, IL 60604 | 312-431-0573 | Market Maker, Proprietary Trading |
| R.W. Pressprich & Co. | 2/17/2009 | 11/15/2010 | 6/2/2010 | 6/2/2010 | NA | NA | Member TPH | 452 5th Avenue New York, NY 10018 | 212-832-6200 | Agency |
| Rackson Asset Management, LLC | 10/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 2000 Broadway Suite 22C New York, NY 10023 | 212-724-2567 | Proprietary Trading |
| Rainier Investment Management, Inc. | 1/4/2010 | NA | NA | NA | NA | NA | Sponsored Participant | 601 Union Street Suite 2801 Seattle, WA 98101 | 206-518-6658 | Hedge Fund |
| RBC Capital Markets, LLC | 9/18/2008 | 10/14/2010 | 5/14/2010 | 5/14/2010 | 11/24/1993 | 10/19/2010 | Member TPH | 3 World Financial Center 200 Vesey Street New York, NY 10281 | 212-858-7000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Robert W. Baird & Co. Incorporated | 10/23/2008 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 777 E Wisconsin Avenue Milwaukee, WI 53202 | 414-765-3500 | Market Maker |
| Ronin Capital, LLC | NA | NA | NA | NA | 12/17/2001 | NA | Member TPH | 350 N Orleans Street Suite 2N Chicago, IL 60654 | 312-244-5000 | Market Maker |
| Ronin Professional, LLC | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 1/2/2008 | 10/20/2010 | Member TPH | 350 N Orleans Street Suite 2N Chicago, IL 60654 | 312-244-5400 | Order Flow Provider, Transact Business with the Public, Brokerage |
| Rosenblatt Securities Inc. | 8/18/2008 | 10/6/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 40 Wall Street 59th Floor New York, NY 10005 | 212-607-3100 | Agency |
| Roth Capital Partners, LLC | 8/18/2008 | NA | NA | NA | NA | NA | Member TPH | 888 San Clemente Suite 400 Newport Beach, CA 92660 | 949-720-5700 | Market Maker |
| SAC Capital Advisors, LP | 10/23/2008 | NA | NA | NA | NA | NA | Sponsored Participant | 72 Cummings Point Road Stamford, CT 06902 | 203-890-2275 | Hedge Fund |
| Safra Securities LLC | NA | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 546 5th Avenue New York, NY 10036 | 212-704-5500 | Market Maker |
| SageTrader, LLC | 3/1/2016 | 6/5/2017 | 6/5/2017 | 6/1/2016 | NA | NA | Member TPH | 340 Pine Street Suite 501 San Francisco, CA 94104 | 415-293-3894 | Public Customer Business |
| SAL Equity Trading, GP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-3000 | Agency, Institutional Trading |
| Sanford C. Bernstein & Co, LLC | 9/10/2008 | 10/21/2010 | 5/26/2010 | 5/27/2010 | 8/13/2013 | NA | Member TPH | 1345 Avenue of the Americas New York, NY 10105 | 212-969-1000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Santander Investment Securities Inc. | 4/15/2009 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 45 E 53rd Street New York, NY 10022 | 212-350-3500 | Institutional Trading |
| Scotia Capital (USA) Inc. | 3/2/2009 | 9/15/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 250 Vesey Street New York, NY 10281 | 212-225-6500 | Institutional Trading |
| Scottrade, Inc. | 6/1/2010 | 11/15/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 700 Maryville Centre Drive St. Louis, MO 63141 | 314-965-1555 | Public Customer Business |
| Seven Points Capital, LLC | NA | NA | 5/14/2010 | NA | NA | NA | Member TPH | 805 3rd Avenue 15th Floor New York, NY 10022 | 212-760-0760 | Agency |
| SG Americas Securities, LLC | 9/17/2008 | 11/15/2011 | 5/14/2010 | 5/14/2010 | 4/23/2004 | 1/2/2015 | Member TPH | 245 Park Avenue New York, NY 10167 | 212-278-6000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Silver Fern Investments, LLC | 8/20/2015 | 8/20/2015 | 8/20/2015 | 8/20/2015 | NA | NA | Sponsored Participant | 533 2nd Street Encinitas, CA 92024 | 858-947-8650 | Proprietary Trading |
| Simplex Trading, LLC | 3/16/2015 | NA | NA | 4/13/2017 | 8/12/2010 | 3/1/2017 | Member TPH | 230 S LaSalle Street Suite 4-100 Chicago, IL 60604 | 312-360-2440 | Market Maker, Proprietary Trading |
| SMBC Nikko Securities America, Inc. | 8/7/2017 | 8/7/2017 | 8/7/2017 | 8/7/2017 | NA | NA | Member TPH | 277 Park Avenue 5th Floor New York, NY 10172 | 212-224-5039 | Institutional Trading |
| SogoTrade, Inc. | NA | NA | NA | 6/19/2017 | NA | NA | Member TPH | 11 Broadway Suite 514 New York, NY 10004 | 646-885-6486 | Public Customer Business |
| Stifel, Nicolaus & Company, Incorporated | 8/18/2008 | | 6/2/2010 | 6/2/2010 | NA | NA | Member TPH | 501 N Broadway St. Louis, MO 63102 | 314-342-2000 | Agency |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Approval Date | C2 Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Summit Securities Group, LLC | 7/16/2012 | 7/16/2012 | 8/20/2012 | 8/20/2012 | 6/6/2012 | NA | Member TPH | 55 Broadway Suite 2102 New York, NY 10006 | 646-738-4066 | Market Maker, Proprietary Trading |
| Sumo Captial, LLC | 7/15/2013 | NA | NA | 10/15/2015 | 3/3/2008 | NA | Member TPH | 440 S LaSalle Street Suite 2101 Chicago, IL 60605 | 312-324-0326 | Market Maker, Proprietary Trading |
| SumRidge Partners, LLC | NA | NA | NA | 12/27/2017 | NA | NA | Member TPH | 111 Town Square Place Suite 320 Jersey City, NJ 07310 | 201-898-2520 | Proprietary Trading |
| Sun Trading LLC | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 9/3/2013 | NA | Member TPH | 100 S Wacker Drive Suite 300 Chicago, IL 60606 | 312-924-4777 | Market Maker, Proprietary Trading |
| Susquehanna Financial Group, LLLP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 800-825-9550 | Agency, Institutional Trading |
| Susquehanna Investment Group | NA | NA | NA | NA | 5/1/1987 | NA | Member TPH | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-2600 | Market Maker |
| Susquehanna Securities | 10/15/2014 | 10/15/2014 | 10/15/2014 | 10/15/2014 | 4/4/1994 | 9/24/2010 | Member TPH | 401 City Avenue Suite 220 Bala Cynwyd, PA 19004 | 610-617-2600 | Market Maker, Proprietary Trading |
| Synergy Capital Management, LLC | 8/1/2016 | NA | NA | NA | 6/5/2007 | NA | Member TPH | 141 W Jackson Boulevard Suite 1530 Chicago, IL 60604 | 312-986-8869 | Proprietary Trading |
| TD Ameritrade Clearing, Inc. | 5/3/2011 | 5/3/2011 | NA | 5/27/2010 | NA | NA | Member TPH | 200 S 108th Avenue Omaha, NE 68154 | 800-669-3900 | Public Customer Business, Clearing Services |
| Telsey Advisory Group, LLC | 1/24/2011 | 8/15/2014 | NA | NA | NA | NA | Member TPH | 555 5th Avenue 7th Floor New York, NY 10017 | 212-973-9700 | Public Customer Business |
| Tewksbury Investment Fund, Ltd. | 7/1/2011 | 7/1/2011 | 1/6/2015 | 1/6/2015 | NA | NA | Sponsored Participant | Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda | 610-971-5000 | Proprietary Trading |
| Tewksbury Investment Fund, Ltd. | 10/23/2008 | 11/15/2010 | NA | NA | NA | NA | Sponsored Participant | Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda | 212-310-7076 | Proprietary Trading |
| Themis Trading LLC | 8/18/2008 | 10/1/2010 | NA | NA | NA | NA | Member TPH | 10 Town Square Suite 100 Chatham, NJ 07928 | 973-665-9600 | Agency |
| ThinkTrade, LLC | 2/1/2010 | 10/20/2010 | 1/9/2015 | 1/9/2015 | NA | NA | Sponsored Participant | 2210 Encintas Boulevard Suite I Encintas, CA 92024 | 760-452-2451 | Proprietary Trading |
| Timber Hill LLC | NA | NA | NA | NA | 12/27/1996 | 12/15/2010 | Member TPH | One Pickwick Plaza Suite 200 Greenwich, CT 06830 | 203-618-5800 | Clearing, Market Maker |
| TJM Investments, LLC | NA | NA | NA | NA | 3/11/2013 | NA | Member TPH | 318 W Adams Street 9th Floor Chicago, IL 60606 | 312-432-5100 | Floor Broker, Transact Business with the Public |
| TMT Investments, LLC | NA | NA | NA | NA | 4/2/2008 | NA | Member TPH | 440 S LaSalle Street Suite 1729 Chicago, IL 60605 | 312-362-3024 | Market Maker |
| Tradebot Systems, Inc. | 8/18/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116 | 816-285-6400 | Proprietary Trading |
| TradeKing | 10/15/2009 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 888 E Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301 | 877-495-5464 | Agency |
| TradeStation Securities, Inc. | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/25/2010 | NA | NA | Member TPH | 8050 SW 10th Street Suite 2000 Plantation, FL 33324 | 954-652-7900 | Market Maker |
| TRC Helepolis, Ltd. | 12/11/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 377 Broadway 11th Floor New York, NY 10013 | 646-472-1792 | Proprietary Trading |
| TRC Markets LLC | 4/13/2017 | 4/13/2017 | 4/13/2017 | 4/13/2017 | NA | NA | Member TPH | 710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464 | 917-388-8644 | Agency |
| Trinity Executions, LLC | NA | NA | NA | NA | 11/1/2011 | NA | Member TPH | 141 W Jackson Boulevard Suite 3900 Chicago, IL 60604 | 312-878-4704 | Floor Broker, Transact Business with the Public |
| Tudor, Pickering, Holt & Co. Securities, Inc. | 8/18/2008 | 10/17/2011 | NA | NA | NA | NA | Member TPH | 1111 Bagby Suite 4900 Houston, TX 77002 | 713-333-7100 | Agency |
| Two Sigma Investments, LLC | 9/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 212-775-6678 | Proprietary Trading |
| Two Sigma Partners Master Fund, Ltd. | 3/2/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 212-775-6678 | Proprietary Trading |
| Two Sigma Securities, LLC | 7/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas 4th Floor New York, NY 10013 | 646-292-6643 | Proprietary Trading |
| Two Sigma Securities, LLC | 10/1/2009 | 10/5/2010 | 5/27/2010 | 5/27/2010 | 9/15/2017 | NA | Member TPH | 100 Avenue of the Americas 19th Floor New York, NY 10013 | 212-625-5700 | Market Maker |
| U.S. Securities, Intl. Corp. | NA | NA | NA | NA | 7/3/1973 | NA | Member TPH | 120 Broadway Suite 1017 New York, NY 10271 | 212-227-0800 | Transact Business with the Public |
| UBS Financial Services Inc. | NA | NA | NA | NA | 12/11/1972 | NA | Member TPH | 1200 Harbor Boulevard Weehawken, NJ 07086 | 201-352-3000 | Clearing, Transact Business with the Public |
| UBS Securities LLC | 10/15/2008 | 10/1/2010 | 4/12/2010 | 4/12/2010 | 10/1/1998 | 10/8/2010 | Member TPH | 1285 Avenue of the Americas New York, NY 10019 | 203-719-3000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Ustocktrade Securities, Inc. | 4/17/2015 | NA | NA | NA | NA | NA | Member TPH | 275 Grove Street Suite 2-400 Newton, MA 02466 | 617-340-3041 | Public Customer Business, Proprietary Trading |
| ViewTrade Securities, Inc. | 8/18/2008 | 11/15/2010 | 6/10/2010 | 6/10/2010 | NA | NA | Member TPH | 7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433 | 561-620-0306 | Agency |
| Virtu Americas LLC | 9/15/2009 | 10/14/2010 | 1/3/2011 | 1/3/2011 | 9/18/2009 | 3/17/2011 | Member TPH | 300 Vesey Street New York, NY 10282 | 646-682–6000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Virtu Financial BD LLC | 11/17/2008 | 10/7/2010 | 5/27/2010 | 5/27/2010 | 3/1/2010 | 6/12/2012 | Member TPH | 307 Camp Craft Road Austin, TX 78743 | 800-544-7508 | Proprietary Trading |
| Virtu Financial Capital Markets LLC | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 300 Vesey Street New York, NY 10282 | 212-418-0100 | Proprietary Trading |
| Vision Financial Markets LLC | 4/1/2009 | 11/15/2010 | 7/13/2012 | 7/13/2012 | 12/11/2006 | NA | Member TPH | 120 Long Ridge Road 3 North Stamford, CT 06902 | 203-388-2700 | Clearing, Transact Business with the Public |
| Volant Execution, LLC | 6/15/2011 | NA | NA | 10/1/2015 | 4/12/2005 | 9/24/2010 | Member TPH | 111 W Jackson Boulevard 20th Floor Chicago, IL 60604 | 312-692-5000 | Clearing, Brokerage |
| Volant Liquidity, LLC | 4/15/2011 | NA | 5/27/2010 | 5/27/2010 | 2/1/2010 | 3/23/2011 | Member TPH | 250 Vesey Street Suite 2601 New York, NY 10281 | 646-804-7900 | Market Maker, Order Flow Provider, Brokerage |
| Wall Street Access | 11/3/2008 | 10/17/2011 | 5/27/2010 | 5/27/2010 | NA | NA | Member TPH | 17 Battery Place 11th Floor New York, NY 10004 | 212-709-9400 | Agency |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Approval Date | C2 Approval Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Walleye Trading LLC | 12/1/2008 | 11/12/2010 | NA | NA | 6/1/2006 | NA | Member TPH | 2800 Niagara Lane North Plymouth, MN 55447 | 952-345-6611 | Market Maker |
| Wedbush Securities Inc. | 8/18/2008 | 9/1/2010 | 5/27/2010 | 5/27/2010 | 2/23/2012 | 3/8/2012 | Member TPH | 1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017 | 213-688-8090 | Clearing |
| Wells Fargo Clearing Services, LLC | 7/1/2016 | NA | NA | NA | 11/14/2016 | NA | Member TPH | One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103 | 314-875-3000 | Clearing, Transact Business with the Public |
| Wells Fargo Securities, LLC | 8/18/2008 | 10/11/2010 | 6/9/2010 | 6/9/2010 | 4/1/2014 | 3/31/2014 | Member TPH | 550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202 | 704-410-1913 | Clearing, Proprietary Trading |
| Western International Securities, Inc. | 8/18/2008 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 70 S Lake Avenue Suite 700 Pasadena, CA 91101 | 626-793-7717 | Market Maker |
| Wolverine Execution Services, LLC | 8/18/2008 | 10/19/2010 | 5/14/2010 | 5/14/2010 | 3/1/2006 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard Suite 200 Chicago, IL 60604 | 312-884-4000 | Clearing, Floor Broker, Transact Business with the Public, Brokerage |
| Wolverine Securities, LLC | NA | NA | NA | 5/31/2017 | NA | NA | Member TPH | 175 W Jackson Boulevard Suite 200 Chicago, IL 60604 | 312-884-4000 | Market Maker |
| Wolverine Trading, LLC | 10/3/2011 | NA | NA | 10/1/2015 | 7/12/1994 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard Suite 200 Chicago, IL 60604 | 312-884-4000 | Market Maker, Proprietary Trading |
| X-Change Financial Access, LLC | NA | NA | NA | NA | 5/1/2003 | NA | Member TPH | 440 S LaSalle Street Suite 2900 Chicago, IL 60605 | 312-235-0320 | Clearing, Floor Broker, Transact Business with the Public |
| XR Securities LLC | 1/15/2009 | 11/15/2010 | 5/10/2012 | 5/10/2012 | 11/30/2007 | NA | Member TPH | 550 W Jackson Boulevard Suite 1000 Chicago, IL 60661 | 312-244-4500 | Market Maker, Proprietary Trading |